First Quarter 2016 Report to Shareholders

BMO Financial Group Reports Net Income of $1.1 Billion for the First Quarter of 2016

Financial Results Highlights:

First Quarter 2016 Compared with First Quarter 2015:

•	Net income of $1,068 million, up 7%; adjusted net income[1] of $1,178 million, up 13%

•	EPS[2] of $1.58, up 8%; adjusted EPS[1,2] of $1.75, up 14%

•	ROE of 10.9%, compared with 11.8%; adjusted ROE[1] of 12.1%, compared with 12.3%

•	Provisions for credit losses of $183 million, compared with $163 million

•	Basel III Common Equity Tier 1 Ratio of 10.1%

Toronto, February 23, 2016 – For the first quarter ended January 31, 2016, BMO Financial Group reported net income of $1,068 million or $1.58 per share on a reported basis and net income of $1,178 million or $1.75 per share on an adjusted basis.

“BMO continued to deliver good operating results this quarter with $1.2 billion in adjusted net income and adjusted earnings per share of $1.75, up 14% from last year. Good revenue growth and disciplined expense management led to positive net operating leverage for the third consecutive quarter,” said Bill Downe, Chief Executive Officer, BMO Financial Group.

“These results underline the benefits of our business mix, which is well diversified by geography and customer segment. Our combined Personal and Commercial banking business grew by 12% from last year, driven by strong adjusted results in U.S. Personal and Commercial Banking which was up 29% and Canadian banking which was up 5%. BMO Capital Markets performed well this quarter, with earnings up 18% year over year, while results in BMO Wealth Management reflect market conditions.

“We have a strong capital position and a clear and consistent set of priorities that recognize the potential for technology to transform the business of banking. Our results this quarter reinforce our confidence that successfully executing on our strategy will enable us to meet customers’ changing expectations and continue to perform well in an unsettled environment,” concluded Mr. Downe.

Concurrent with the release of results, BMO announced a second quarter 2016 dividend of $0.84 per common share, unchanged from the preceding quarter and up $0.04 per share or 5% from a year ago, equivalent to an annual dividend of $3.36 per common share.

Our complete First Quarter 2016 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended January 31, 2016, is available online at www.bmo.com/investorrelations and at www.sedar.com.

(1)	Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.
(2)	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

Total Bank Overview

Net income was $1,068 million for the first quarter of 2016, up $68 million or 7% from the prior year.

Adjusted net income was $1,178 million, up $137 million or 13% from the prior year, reflecting strong results in U.S. P&C, which benefited from the acquired BMO Transportation Finance business (BMO TF) and higher results in Canadian P&C and BMO Capital Markets. Traditional Wealth net income was consistent with the prior year as business growth was offset by the impact of weaker equity markets. Insurance income reflects the combined negative impact of interest rates and equity markets in both periods. Reported EPS was up 8% and adjusted EPS was up 14% year over year. Return on equity was 10.9% and adjusted return on equity was 12.1%. Book value per share increased 13% from the prior year to $59.61 per share. The Basel III Common Equity Tier 1 Ratio was strong at 10.1%.

Operating Segment Overview

Canadian P&C

Net income was $529 million up $26 million or 5% from a year ago. Revenue was up $97 million or 6% from the prior year due to higher balances across most products, increased non-interest revenue and higher net interest margin. Expenses increased $37 million or 4% driven by higher employee-related costs. Operating leverage was positive 1.5%. Year-over-year loan growth was 5% and deposit growth was 6%.

In our personal banking business, year-over-year loan and deposit growth was 3% and 5%, respectively. During the quarter, we began deploying upgraded automated banking machines (ABMs) to provide customers with enhanced options including intelligent touch screens and envelope-free deposits. We expect to roll out 2,200 upgraded ABMs by the end of fiscal 2016.

In our commercial banking business, loans and deposits grew 9% and 8% year over year, respectively. We are focused on increasing capacity for our sales force and developing new products and services that meet our customers’ needs. This quarter, BMO expanded our partnership with FreshBooks offering a simple cloud accounting solution designed exclusively for microbusiness customers.

U.S. P&C

Net income of $251 million increased $59 million or 31% from a year ago and adjusted net income of $264 million increased $59 million or 29%. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income of $182 million increased $21 million or 13% from a year ago and adjusted net income of $191 million increased $19 million or 11%, including the acquisition of BMO TF.

Revenue of $828 million increased $106 million or 15%, reflecting the benefit of BMO TF, higher deposit volumes and spreads and organic loan growth, partially offset by loan spread compression. Adjusted non-interest expense of $518 million increased $61 million or 13%, largely due to the acquisition of BMO TF.

Year-over-year loan growth was $5.9 billion or 10%, with commercial loan growth (excluding BMO TF) of $3.1 billion or 9%.

On December 1, 2015, we completed the acquisition of General Electric Capital Corporation’s Transportation Finance business and rebranded it as BMO Transportation Finance. BMO TF enhances BMO’s commercial banking franchise with the addition of the largest provider of financing for the truck and trailer segment in North America.

During the quarter, we launched a new suite of consumer and small business MasterCard® products for BMO Harris Bank customers, that is highly competitive and responsive to our customers’ needs.

BMO Wealth Management

Net income was $148 million compared to $159 million a year ago. Adjusted net income was $176 million compared to $186 million a year ago. Adjusted net income in traditional wealth was $154 million, relatively unchanged from the prior year largely as a result of business growth being offset by the impact of weaker equity markets. Adjusted net income in insurance was $22 million compared to $31 million a year ago, due to the combined negative impact of interest rates and equity markets in both periods, which reduced adjusted net income by $33 million in the current quarter.

Assets under management and administration grew by $12 billion or 1% from a year ago to $864 billion, driven by favourable foreign exchange movements, partially offset by market declines.

In January, BMO Wealth Management introduced BMO SmartFolioTM, an easy and affordable digital portfolio management service that aligns to individual investment objectives and provides clients with online access when and where they need it. With the introduction of SmartFolioTM, BMO now has one of the most comprehensive suites of investing services in the industry.

In November 2015, at the 21st annual Morningstar Awards, BMO InvestorLine was named for the third year in a row the Best Online Brokerage based on its exceptional customer service, online tools and resources, range of investment products and website functionality.

BMO Financial Group First Quarter Report 2016 1

BMO Capital Markets

Net income of $260 million increased $40 million or 18% from a year ago. Revenue increased $100 million or 11%. Excluding the impact of the stronger U.S. dollar, revenue increased $55 million or 6% due to better performance in Investment and Corporate Banking from higher corporate banking related revenue and higher investment banking advisory fees, partially offset by lower debt and equity underwriting. Despite market conditions, revenues from Trading Products declined only slightly as a result of prudent management and decreased flow in certain client businesses. Excluding the impact of the stronger U.S. dollar, non-interest expenses were largely unchanged from the prior year.

Corporate Services

Corporate Services reported net loss for the quarter was $120 million compared with a reported net loss of $74 million a year ago. The adjusted net loss for the quarter was $52 million, compared with an adjusted net loss of $74 million a year ago.

Adjusted results in these Total Bank Overview and Operating Segment Overview sections are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Capital

BMO’s Basel III Common Equity Tier 1 (CET1) Ratio was 10.1% at January 31, 2016. The CET1 Ratio decreased by approximately 60 basis points from 10.7% at the end of the fourth quarter due to the acquisition of BMO TF. Return on equity was negatively impacted by increased shareholders’ equity resulting in part from foreign currency gains on our foreign operations.

Provision for Credit Losses

The total provision for credit losses (PCL) was $183 million, an increase of $20 million from the prior year primarily due to higher provisions in Canadian and U.S. P&C partially offset by higher loan recoveries in Corporate Services.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

2 BMO Financial Group First Quarter Report 2016

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as of February 23, 2016. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended January 31, 2016, as well as the audited consolidated financial statements for the year ended October 31, 2015, and the MD&A for fiscal 2015 in BMO’s 2015 Annual Report. The material that precedes this section comprises part of this MD&A.

The 2015 Annual MD&A includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents
4	Financial Highlights			24	Balance Sheet
5	Non-GAAP Measures			24	Transactions with Related Parties
6	Caution Regarding Forward-Looking Statements			25	Off-Balance Sheet Arrangements
7	Economic Review and Outlook			25	Accounting Policies and Critical Accounting Estimates
8	Other Value Measures			25	Future Changes in Accounting Policies
8	Foreign Exchange			25	Select Financial Instruments
9	Net Income			26	Disclosure for Domestic Systemically Important Banks
9	Revenue			26	Other Regulatory Developments
10	Provisions for Credit Losses			27	Risk Management
11	Impaired Loans				27	Market Risk
11	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities				29	Liquidity and Funding Risk
11	Non-Interest Expense				32	Credit Rating
12	Income Taxes				32	Insurance Risk
13	Capital Management				32	Information and Cyber Security Risk
14	Eligible Dividends Designation				33	Select Geographic Exposures
15	Review of Operating Groups’ Performance			35	Interim Consolidated Financial Statements
	15	Personal and Commercial Banking (P&C)			35	Consolidated Statement of Income
		16	Canadian Personal and Commercial Banking (Canadian P&C)		36	Consolidated Statement of Comprehensive Income
		17	U.S. Personal and Commercial Banking (U.S. P&C)		37	Consolidated Balance Sheet
	19	BMO Wealth Management			38	Consolidated Statement of Changes in Equity
	21	BMO Capital Markets			39	Consolidated Statement of Cash Flows
	22	Corporate Services			40	Notes to Consolidated Financial Statements
23	Summary Quarterly Earnings Trends			56	Other Investor and Media Information

Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as of January 31, 2016, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended January 31, 2016, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

BMO Financial Group First Quarter Report 2016 3

Financial Highlights	Table 1

(Canadian $ in millions, except as noted)	Q1-2016	Q4-2015	Q1-2015

Summary Income Statement
Net interest income	2,480	2,311	2,165
Non-interest revenue	2,595	2,671	2,890
Revenue	5,075	4,982	5,055
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	366	265	747
Revenue, net of CCPB	4,709	4,717	4,308
Specific provision for credit losses	183	128	163
Non-interest expense	3,270	3,093	3,006
Provision for income taxes	188	282	139
Net income	1,068	1,214	1,000
Attributable to bank shareholders	1,060	1,206	986
Attributable to non-controlling interest in subsidiaries	8	8	14
Net income	1,068	1,214	1,000
Adjusted net income	1,178	1,264	1,041

Common Share Data ($ except as noted)
Earnings per share	1.58	1.83	1.46
Adjusted earnings per share	1.75	1.90	1.53
Earnings per share growth (%)	8.2	17.3	(7.6)
Adjusted earnings per share growth (%)	14.4	16.6	(5.0)
Dividends declared per share	0.84	0.82	0.80
Book value per share	59.61	56.31	52.98
Closing share price	75.22	76.04	72.93
Total market value of common shares ($ billions)	48.4	48.9	47.2
Dividend yield (%)	4.5	4.3	4.4

Financial Measures and Ratios (%)
Return on equity	10.9	12.9	11.8
Adjusted return on equity	12.1	13.5	12.3
Adjusted return on tangible common equity	15.0	16.6	15.3
Net income growth	6.8	13.5	(5.8)
Adjusted net income growth	13.2	13.9	(3.9)
Revenue growth	0.4	7.4	12.9
Adjusted revenue growth, net of CCPB	11.3	8.7	4.5
Non-interest expense growth	8.8	7.1	12.0
Adjusted non-interest expense growth	8.5	6.9	11.3
Efficiency ratio, net of CCPB	69.4	65.6	69.8
Adjusted efficiency ratio	62.1	60.8	58.4
Adjusted efficiency ratio, net of CCPB	66.8	64.2	68.5
Operating leverage, net of CCPB	0.5	1.6	(7.5)
Adjusted operating leverage, net of CCPB	2.8	1.8	(6.8)
Net interest margin on average earning assets	1.58	1.53	1.51
Effective tax rate	15.0	18.8	12.2
Adjusted effective tax rate	16.2	18.9	12.6
Return on average assets	0.59	0.70	0.60
Provision for credit losses-to-average loans and acceptances (annualized)	0.21	0.15	0.21

Balance Sheet (as at $ millions, except as noted)
Assets	699,293	641,881	672,410
Net loans and acceptances	356,343	334,024	317,630
Deposits	470,836	438,169	429,778
Common shareholders’ equity	38,345	36,182	34,192
Cash and securities-to-total assets ratio (%)	26.4	27.8	30.1

Capital Ratios (%, except as noted)
CET1 Ratio	10.1	10.7	10.1
Tier 1 Capital Ratio	11.4	12.3	11.4
Total Capital Ratio	13.5	14.4	13.4
Leverage Ratio	4.0	4.2	3.8
CET1 Capital Risk-Weighted Assets ($ millions)	265,043	239,185	237,529

Foreign Exchange Rates
As at Canadian/U.S. dollar	1.4006	1.3075	1.2711
Average Canadian/U.S. dollar	1.3737	1.3191	1.1923
Adjusted results are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

4 BMO Financial Group First Quarter Report 2016

Non-GAAP Measures

Results and measures in this MD&A are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items as set out in Table 2 below. Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results.

Non-GAAP Measures	Table 2

(Canadian $ in millions, except as noted)	Q1-2016	Q4-2015	Q1-2015

Reported Results
Revenue	5,075	4,982	5,055
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(366)	(265)	(747)
Revenue, net of CCPB	4,709	4,717	4,308
Provision for credit losses	(183)	(128)	(163)
Non-interest expense	(3,270)	(3,093)	(3,006)
Income before income taxes	1,256	1,496	1,139
Provision for income taxes	(188)	(282)	(139)
Net Income	1,068	1,214	1,000
EPS ($)	1.58	1.83	1.46

Adjusting Items (Pre-tax)
Amortization of acquisition-related intangible assets (1)	(43)	(43)	(40)
Acquisition integration costs (2)	(22)	(20)	(13)
Cumulative accounting adjustment (3)	(85)	-	-
Adjusting items included in reported pre-tax income	(150)	(63)	(53)

Adjusting Items (After tax)
Amortization of acquisition-related intangible assets (1)	(33)	(33)	(31)
Acquisition integration costs (2)	(15)	(17)	(10)
Cumulative accounting adjustment (3)	(62)	-	-
Adjusting items included in reported net income after tax	(110)	(50)	(41)
Impact on EPS ($)	(0.17)	(0.07)	(0.07)

Adjusted Results
Revenue	5,159	4,984	5,055
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(366)	(265)	(747)
Revenue, net of CCPB	4,793	4,719	4,308
Provision for credit losses	(183)	(128)	(163)
Non-interest expense	(3,204)	(3,032)	(2,953)
Income before income taxes	1,406	1,559	1,192
Provision for income taxes	(228)	(295)	(151)
Net income	1,178	1,264	1,041
EPS ($)	1.75	1.90	1.53

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

(1)   These expenses were charged to the non-interest expense of the operating groups. Before and after-tax amounts for each operating group are provided on pages 15, 16, 17, 19 and 21.

(2)   Acquisition integration costs related to F&C are charged to Wealth Management. Acquisition integrated costs related to BMO TF are charged to Corporate Services, since the acquisition impacts both Canadian and U.S. P&C businesses. Acquisition costs are primarily recorded in non-interest expense.

(3)   Cumulative accounting adjustment recognized in other non-interest revenue related to foreign currency translation, largely impacting prior periods.

BMO Financial Group First Quarter Report 2016 5

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2016 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, tax or economic policy; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the Enterprise-Wide Risk Management section on pages 86 to 117 of BMO’s 2015 Annual MD&A, which outlines certain key factors and risks that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Review and Outlook section of our First Quarter 2016 Report to Shareholders.

6 BMO Financial Group First Quarter Report 2016

Economic Review and Outlook

Following estimated growth of 1.2% in 2015, the Canadian economy is expected to grow at a rate of 1.0% in 2016, before improving to 2.1% in 2017 in response to an expected upturn in oil prices and an increase in federal infrastructure spending. The economy has slowed as a result of a sharp reduction in investment and income in the oil-producing regions and weakness in the mining sector. Still, growth remains positive across most of the country, supported by an upturn in exports, and stable consumer spending and housing markets. Exports have benefitted from the effects of stronger U.S. demand, a weaker Canadian dollar and a modest pickup in the Eurozone economy, offset in part by slower growth in China and other emerging-market economies. While growth in Canadian consumer spending has moderated as a result of elevated debt levels, it continues at a healthy rate, reflecting record sales of motor vehicles and steady demand for services. Home sales remain strong in the Vancouver and Toronto regions, but have weakened in the oil-rich provinces. British Columbia and Ontario should continue to lead the national economy with growth above 2%, while Alberta and Newfoundland & Labrador, the two largest oil-producing provinces, will likely remain in recession this year. An expected moderate upturn in oil prices should encourage a recovery in Alberta and Newfoundland & Labrador in 2017, as well as help to stabilize the sharp depreciation of the Canadian dollar. The Bank of Canada is projected to reduce interest rates in the spring to support the recovery.

The U.S. economy continues to grow moderately. Consumer spending has been supported by improvements in household finances and steady growth in employment, while the housing market continues to benefit from low mortgage rates and less restrictive lending standards. Business spending remains positive outside of the oil industry. However, growth has been adversely affected by a decline in exports due to the strong dollar and a sharp reduction in oil drilling. After growing at a pace of 2.4% last year, the economy is expected to grow 2.2% in 2016. The unemployment rate is projected to fall to 4.6% by year end, encouraging the Federal Reserve to increase interest rates gradually. However, we anticipate a very modest tightening cycle in the face of global economic headwinds, recent financial market turbulence and low inflation, which will help to keep long-term interest rates very low this year.

The pace of expansion in the U.S. Midwest region, which includes the six contiguous states comprising the bank’s footprint, should remain modest at approximately 1.5% in 2016 and 1.9% in 2017, with manufacturing reflecting the ongoing weakness in exports.

This Economic Review and Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group First Quarter Report 2016 7

Other Value Measures

BMO’s total shareholder return for the one-year period ending January 31, 2016, was 7.6%. Our average annual total shareholder returns for the three-year and five-year periods ending January 31, 2016, were 10.6% and 10.2%, respectively.

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. segment net income, revenues, expenses, recovery of (provision for) credit losses and income taxes that are denominated in U.S. dollars were increased relative to the fourth quarter of 2015 and the first quarter of 2015, due to the strengthening of the U.S. dollar. The average Canadian/U.S. dollar exchange rate for the quarter, expressed in terms of the Canadian dollar cost of a U.S. dollar, increased by 4% from the fourth quarter of 2015 and increased by 15% from a year ago. Table 3 indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates on our U.S. segment results. At January 31, 2016, the Canadian dollar traded at $1.4006 per U.S. dollar. It traded at $1.3075 and $1.2711 per U.S. dollar at October 31, 2015, and January 31, 2015, respectively. References in this Report to Shareholders to the impact of the stronger U.S. dollar do not include U.S.-dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Economically, our U.S. dollar income stream was largely unhedged to changes in foreign exchange rates during the quarter. During the quarter we hedged a portion of the forecasted BMO Capital Markets U.S. dollar net income. These hedges are subject to mark-to-market accounting which resulted in a $3 million after tax loss in the first quarter, which was recorded in our BMO Capital Markets business.

We regularly determine whether to execute hedging transactions to mitigate the impact of foreign exchange rate movements on net income.

This Foreign Exchange section contains forward-looking statements. Please see the Caution Regarding Forward Looking Statements.

Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results	Table 3

	Q1-2016
(Canadian $ in millions, except as noted)	vs Q1-2015	vs Q4-2015
Canadian/U.S. dollar exchange rate (average)
Current period	1.3737	1.3737
Prior period	1.1923	1.3191

Effects on U.S. segment reported results
Increased net interest income	130	39
Increased non-interest revenue	94	29
Increased revenues	224	68
Increased recovery of credit losses	2	1
Increased expenses	(168)	(51)
Increased income taxes	(15)	(5)
Increased reported net income before impact of hedges	43	13
Hedging Losses in current period, after tax	(3)	(3)
Increased reported net income	40	10

Effects on U.S. segment adjusted results
Increased net interest income	130	39
Increased non-interest revenue	94	29
Increased revenues	224	68
Increased provision for credit losses	(6)	(2)
Increased expenses	(164)	(49)
Increased income taxes	(13)	(5)
Increased adjusted net income before impact of hedges	41	12
Hedging Losses in current period, after tax	(3)	(3)
Increased adjusted net income	38	9

  Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

8 BMO Financial Group First Quarter Report 2016

Net Income

Q1 2016 vs Q1 2015

Net income was $1,068 million for the first quarter of 2016, up $68 million or 7% from the prior year. Adjusted net income was $1,178 million, up $137 million or 13% from the prior year. EPS of $1.58 was up $0.12 or 8% and adjusted EPS of $1.75 was up $0.22 or 14% from the prior year.

The combined P&C banking business net income of $780 million and adjusted net income of $794 million were both up 12%. Canadian P&C results increased 5% driven by higher balances across most products, increased non-interest revenue and higher net interest margin, partially offset by higher expenses and provisions for credit losses. U.S. P&C adjusted net income increased 29% on a Canadian dollar basis and 11% on a U.S. dollar basis, benefiting from the acquired BMO TF business. Traditional wealth adjusted results were relatively unchanged from the prior year, with business growth offset by the impact of weaker equity markets. Insurance income reflects the combined negative impact of interest rates and equity markets in both periods which reduced adjusted net income by $33 million in the current quarter. BMO Capital Markets net income increased due to higher revenue in our Investment and Corporate Banking business. Corporate Services adjusted results improved as lower expenses and higher recoveries of credit losses in the current year and higher taxes in the prior year were partially offset by lower loan revenues.

Q1 2016 vs Q4 2015

Reported net income of $1,068 million (EPS of $1.58) and adjusted net income of $1,178 million (EPS of $1.75) decreased relative to the fourth quarter due to notable items in the current and prior quarter. Notable items in the current quarter include the combined negative impact of interest rates and equity markets on insurance and stock-based compensation for employees eligible to retire that is recognized in the first quarter of each year. Notable items in the prior quarter include the gain on sale of the U.S. retirement services business, net of a legal reserve, recorded in Wealth Management and the benefit of a legal settlement recorded in Corporate Services. On a basis that excludes these items and the benefit of the stronger U.S. dollar, adjusted net income increased 7%.

Net income decreased in Canadian P&C due to increased provisions for credit losses from below-trend levels in the prior quarter. U.S. P&C adjusted net income was up significantly due to the acquisition of BMO TF, net of higher provisions for credit losses. Lower adjusted net income in Wealth Management was impacted by a gain on sale in the prior quarter, the combined negative impact of interest rates and equity markets on insurance and weaker equity markets in the current quarter. BMO Capital Markets results increased largely due to higher revenue in both our Investment and Corporate Banking and Trading Products businesses. Corporate Services adjusted results were lower mainly due to above-trend revenue in the prior quarter, due to a legal settlement.

Adjusted results in this Net Income section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Revenue

Q1 2016 vs Q1 2015

Total revenue of $5,075 million increased $20 million and adjusted revenue of $5,159 million increased $104 million or 2% from the first quarter a year ago. On a basis that nets insurance claims, commissions and policy benefit liabilities (CCPB) against insurance revenue (net revenue), adjusted net revenue of $4,793 million increased $485 million or 11%. Excluding the impact of the stronger U.S. dollar, adjusted net revenue increased 6%. Canadian P&C revenue increased 6% due to higher balances across most products, increased non-interest revenue and higher net interest margin. U.S. P&C revenue increased 32% on a Canadian dollar basis and 15% on a U.S. dollar basis driven largely by the acquired business and also organic growth. Wealth Management revenue increased on a net revenue basis, due to the impact of the stronger U.S. dollar and British pound, with business growth offset by the impact of weaker equity markets. Net insurance revenue was below-trend in both periods due to the combined negative impact of interest rates and equity markets in both periods. BMO Capital Markets revenue was up due to higher Investment and Corporate Banking revenue. Despite market conditions, revenues from Trading Products declined only slightly as a result of prudent management and decreased flow in certain client businesses. Corporate Services adjusted revenue was lower due to lower loan revenues.

Net interest income of $2,480 million increased $315 million or 15% from a year ago, or 9% excluding the impact of the stronger U.S. dollar, due to the acquired business, organic growth and higher net interest margin. BMO’s overall net interest margin increased by 7 basis points to 1.58%. Average earning assets increased $58 billion or 10% to $625 billion, including a $38 billion increase as a result of the stronger U.S. dollar.

Non-interest revenue increased $86 million or 4% on a net revenue basis to $2,229 million. Adjusted non-interest revenue increased $170 million or 8% on a net revenue basis to $2,313 million. Excluding the impact of the stronger U.S. dollar, adjusted net non-interest revenue increased 4%, mainly due to increases in other non-interest revenue, lending fees, trading revenues and mutual fund revenues. Other non-interest revenue includes lease revenue from BMO TF.

Gross insurance revenue decreased $379 million from a year ago, when lower long-term interest rates increased the fair value of insurance investments, partially offset by increased underlying business premiums in the current quarter. The reduction in insurance revenue was largely offset by lower insurance claims, commissions and policy holder benefit liabilities as discussed on page 11. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets. The investments which support policy benefit liabilities are predominantly fixed income assets recorded at fair value with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in insurance claims, commissions and changes in policy benefit liabilities.

BMO Financial Group First Quarter Report 2016 9

Q1 2016 vs Q4 2015

Total revenue increased $93 million and adjusted revenue increased $175 million or 4% from the prior quarter. Revenue increased $74 million or 2% on an adjusted net revenue basis, primarily due to the impact of the stronger U.S. dollar. Canadian P&C revenue improved due to higher balances across most products. U.S. P&C revenue increased 19% on a Canadian dollar basis and 14% on a U.S. dollar basis driven by the acquired business and organic growth. Wealth Management revenue was lower reflecting a gain on sale in the prior quarter, weaker equity markets and the combined negative impact of interest rates and equity markets on insurance in the current quarter. BMO Capital Markets revenue increased due to higher Investment and Corporate Banking and Trading Products revenue. Corporate Services adjusted revenue was lower due to above-trend revenue in the prior quarter.

Net interest income increased $169 million or 7%, or 6% excluding the impact of the stronger U.S. dollar, primarily due to the acquisition of BMO TF and organic volume growth. BMO’s net interest margin increased 5 basis points from the prior quarter and net interest margin (excluding trading) increased 2 basis points. Average earning assets increased $27 billion or 5%, including an $11 billion increase as a result of the stronger U.S. dollar.

Non-interest revenue decreased $177 million or 7% on a net revenue basis. Adjusted non-interest revenue decreased $94 million or 4% on a net revenue basis. Excluding the impact of the stronger US dollar, adjusted net non- interest revenue was down 5%, primarily due to the gain on sale and a legal settlement in the prior quarter.

Gross insurance revenue increased $55 million largely due to the impact of higher long-term interest rates on the fair value of insurance investments in the prior quarter, partially offset by lower premiums in the current quarter. The increase in insurance revenue was largely offset by higher insurance claims, commissions and policy holder benefit liabilities as discussed on page 11.

Adjusted results in this Revenue section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Net Interest Margin on Average Earning Assets (teb) (1)	Table 4

(In basis points)	Q1-2016	Q4-2015	Q1-2015
Canadian P&C	255	255	251

U.S. P&C	363	347	346
Personal and Commercial Banking	290	283	279

Wealth Management	233	238	251

BMO Capital Markets	66	59	65

Corporate Services (2)	nm	nm	nm
Total BMO net interest margin	158	153	151
Total BMO net interest margin (excluding trading)	182	180	186
Total Canadian Retail (3)	251	252	249

(1)

Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a taxable equivalent basis (teb) while total BMO margin is stated on a GAAP basis.

(2)	Corporate Services adjusted net interest income is negative in all periods and its variability affects changes in net interest margin.
(3)	Total Canadian retail margin represents the net interest margin of the combined Canadian businesses of Canadian P&C and Wealth Management.

  nm - not meaningful

Provisions for Credit Losses

Q1 2016 vs Q1 2015

The total provision for credit losses (PCL) was $183 million, an increase of $20 million from the prior year primarily due to higher provisions in Canadian and U.S. P&C, partially offset by higher recoveries in Corporate Services. There was no net change to the collective allowance in the quarter.

Canadian P&C provisions increased by $8 million to $140 million due to higher provisions in our consumer portfolio. U.S. P&C provisions of US$47 million increased by US$14 million with increases in both the consumer and commercial portfolios in part due to provisions on the purchased performing portfolio, which are recorded in U.S. P&C beginning in the first quarter of 2016, and BMO TF. BMO Capital Markets provisions of $8 million were relatively stable compared to the prior year. Corporate Services recoveries of $32 million increased by $12 million.

Q1 2016 vs. Q4 2015

Total PCL increased by $55 million from a below-trend level in the prior quarter. Canadian P&C provisions increased $28 million from below-trend levels in both the consumer and commercial portfolios in the prior quarter. U.S. P&C provisions increased US$14 million primarily due to a prior quarter loan sale benefit in the consumer portfolio, partially offset by lower provisions in the commercial portfolio. U.S. P&C provisions were also impacted by provisions on the purchased portfolio and BMO TF. BMO Capital Markets provisions of $8 million increased from a small recovery in the prior quarter. Corporate Services recoveries increased by $7 million due to higher recoveries and the transfer of provisions on purchased performing loans to U.S. P&C, partially offset by a prior quarter loan sale benefit.

10 BMO Financial Group First Quarter Report 2016

Provision for Credit Losses by Operating Group	Table 5

(Canadian $ in millions)	Q1-2016	Q4-2015	Q1-2015
Canadian P&C	140	112	132
U.S. P&C (1)	65	42	40
Personal and Commercial Banking	205	154	172
Wealth Management	2	1	2
BMO Capital Markets	8	(2)	9
Corporate Services (1)	(32)	(25)	(20)
Provision for credit losses	183	128	163

(1)	Beginning in the first quarter of 2016, the reduction in the credit mark that is reflected in net interest income and the provision for credit losses on the purchased performing portfolio are being recognized in U.S. P&C, consistent with the accounting for the acquisition of BMO TF. Results for prior periods have not been reclassified.

Changes to Provision for Credit Losses	Table 6

(Canadian $ in millions, except as noted)	Q1-2016	Q4-2015	Q1-2015
New specific provisions	309	329	307
Reversals of previously established allowances	(39)	(57)	(42)
Recoveries of loans previously written-off	(87)	(144)	(102)
Provision for credit losses	183	128	163
PCL as a % of average net loans and acceptances (annualized)	0.21	0.15	0.21

Impaired Loans

Total gross impaired loans (GIL) were $2,158 million at the end of the current quarter, up from $1,959 million in the fourth quarter of 2015 primarily due to the impact of the stronger U.S. dollar, and down from $2,195 million a year ago.

Factors contributing to the change in GIL are outlined in Table 7 below. Loans classified as impaired during the quarter totalled $594 million, up from $484 million in the fourth quarter of 2015 and $424 million a year ago primarily due to higher formations in Canadian P&C and the stronger U.S. dollar.

Changes in Gross Impaired Loans (GIL) and Acceptances (1)	Table 7

(Canadian $ in millions, except as noted)	Q1-2016	Q4-2015	Q1-2015
GIL, beginning of period	1,959	2,165	2,048
Classified as impaired during the period	594	484	424
Transferred to not impaired during the period	(136)	(135)	(115)
Net repayments	(210)	(167)	(143)
Amounts written-off	(142)	(178)	(173)
Recoveries of loans and advances previously written-off	-	-	-
Disposals of loans	-	(209)	(13)
Foreign exchange and other movements	93	(1)	167
GIL, end of period	2,158	1,959	2,195
GIL as a % of gross loans and acceptances	0.60	0.58	0.69

(1)	GIL excludes purchased credit impaired loans.

For further discussion of risk management practices and key measures, see the Risk Management section.

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities (CCPB) were $366 million, down $381 million from the first quarter a year ago, when lower long-term interest rates increased our policy benefit liabilities, partially offset by increased underlying business premiums in the current quarter. CCPB increased $101 million from the prior quarter largely due to the impact of higher long-term interest rates on our policy benefit liabilities in the prior quarter, partially offset by lower premiums in the current quarter.

Non-Interest Expense

Non-interest expense increased $264 million or 9% and adjusted non-interest expense increased $251 million or 8% to $3,204 million from the first quarter a year ago. Excluding the impact of the stronger U.S. dollar, adjusted non-interest expense increased $87 million or 3% and was essentially unchanged when also excluding the impact of BMO TF.

Reported non-interest expense increased by $177 million and adjusted non-interest expense increased by $172 million, both up 6% from the prior quarter. Excluding the impact of the stronger U.S. dollar, $90 million of stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year and the impact of the BMO TF acquisition, adjusted non-interest expense decreased by approximately 1%.

On a net revenue basis, the year-over-year adjusted operating leverage was positive 2.8%, or positive 3.2% excluding the impact of the stronger U.S. dollar.

The adjusted efficiency ratio was 62.1%, and was 66.8% on a net revenue basis improving 170 basis points from the prior year.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Non-Interest Expense section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group First Quarter Report 2016 11

Income Taxes

The provision for income taxes of $188 million increased $49 million from the first quarter of 2015 and decreased $94 million from the fourth quarter of 2015. The effective tax rate for the quarter was 15.0%, compared with 12.2% a year ago and 18.8% in the fourth quarter of 2015.

The adjusted provision for income taxes of $228 million increased $77 million from a year ago and decreased $67 million from the fourth quarter of 2015. The adjusted effective tax rate was 16.2% in the current quarter, compared with 12.6% a year ago and 18.9% in the fourth quarter of 2015. The higher adjusted tax rate in the current quarter relative to the first quarter of 2015 was primarily due to lower tax-exempt income from securities this year. The lower adjusted tax rate in the current quarter relative to the fourth quarter of 2015 was primarily due to higher tax-exempt income from securities. On a teb basis, the adjusted effective tax rate for the quarter was 24.8%, compared with 24.7% for both a year ago and the fourth quarter of 2015.

Adjusted results in this Income Taxes section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

12 BMO Financial Group First Quarter Report 2016

Capital Management

First Quarter 2016 Regulatory Capital Review

BMO’s Basel III Common Equity Tier 1 (CET1) Ratio was 10.1% at January 31, 2016.

The CET1 Ratio decreased by approximately 60 basis points from 10.7% at the end of the fourth quarter due to the acquisition of BMO TF.

CET1 Capital at January 31, 2016, was $26.8 billion, up $1.1 billion from October 31, 2015, mainly due to the impact of the stronger U.S. dollar on accumulated other comprehensive income and higher retained earnings, partially offset by higher goodwill and intangibles from the BMO TF acquisition. RWA was $265 billion at January 31, 2016, up from $239 billion at October 31, 2015 primarily due to the acquisition, the impact of foreign exchange movements and business growth. The impact of the BMO TF acquisition was a decrease of approximately 60 basis points to the CET1 Ratio. The impact of foreign exchange movements on the CET1 Ratio was largely hedged, as outlined below.

The bank’s Tier 1 and Total Capital Ratios were 11.4% and 13.5%, respectively, at January 31, 2016, compared with 12.3% and 14.4%, respectively, at October 31, 2015. The January 31, 2016, Tier 1 Capital Ratio was lower compared with October 31, 2015, primarily due to the same factors that impacted the CET1 Ratio, described above, and a $450 million innovative Tier 1 Capital instrument redemption. The January 31, 2016 Total Capital Ratio was lower than October 31, 2015 mainly due to the factors impacting the CET1 Ratio and the Tier 1 Ratio, described above, partially offset by a $1 billion subordinated note issuance, net of the additional 10% phase-out of non-qualifying subordinated debt.

BMO’s Basel III Leverage Ratio was 4.0% at January 31, 2016, approximately 20 basis points lower than October 31, 2015, due mainly to higher leverage exposures from foreign exchange movements, business growth and the acquisition of BMO TF, partially offset by an increase in Tier 1 Capital.

BMO’s investments in foreign operations are primarily denominated in U.S. dollars. The foreign exchange impact of U.S.-dollar-denominated RWA and U.S.-dollar-denominated capital deductions may result in variability in the bank’s capital ratios. BMO may enter into hedging arrangements to reduce the impact of foreign exchange movements on its capital ratios and did so during the first quarter. Any such activities could also impact our book value and return on equity.

Regulatory Developments

In December 2015, the Office of the Superintendent of Financial Institutions (OSFI) advised Canadian banks that it will be updating the regulatory capital requirements for residential mortgages and home equity lines of credit. The update will be tied to increases in local property prices and/or to house prices that are high relative to borrower incomes. OSFI will consult with Canadian banks and other stakeholders before making any changes and expects to have final rules in place no later than 2017. Such changes could increase the capital we are required to hold for certain residential mortgages and home equity lines of credit.

In December 2015, the Basel Committee on Banking Supervision (BCBS) issued an updated proposal on the standardized approach for credit risk, which is currently in the consultation phase and expected to be finalized in 2016. In January 2016, the BCBS issued the revised framework for market risk capital requirements, which aims to promote consistent implementation of market risk standards across jurisdictions for implementation in 2019. These changes, along with others as discussed on page 71 of BMO’s 2015 Annual Report, could increase the capital we are required to hold.

In January 2016, OSFI issued the draft guideline for Pillar 3 disclosure requirements. The guideline sets out the first phase of a two-phase project by the BCBS to replace the existing Pillar 3 disclosure requirements in the areas of credit risk, counterparty credit risk, market risk and securitization activities. For Canadian Domestic Systemically Important Banks the draft guideline is expected to be implemented for the reporting period ending October 31, 2017.

For a comprehensive discussion of regulatory developments, see the Enterprise-Wide Capital Management section on pages 70 to 75, the Liquidity and Funding Risk section on pages 105 to 110 and the Legal and Regulatory Risk section on pages 114 to 116 of BMO’s 2015 Annual Report.

Other Capital Developments

During the quarter, 678,321 common shares were issued through the exercise of stock options.

On December 8, 2015, we completed our offering of $1 billion subordinated notes, Series H Medium-Term Notes, Second Tranche, through our Canadian Medium-Term Note Program.

On December 31, 2015, we redeemed all our BMO Capital Trust Securities - Series E at a redemption amount equal to $1,000 for an aggregate redemption of $450 million, plus unpaid indicated distributions.

On January 28, 2016, BMO announced that it had received approvals from OSFI and the Toronto Stock Exchange (TSX) to proceed with a normal course issuer bid (NCIB) through the facilities of the TSX to purchase, for cancellation, up to 15 million of its common shares, commencing on or about February 1, 2016 and ending January 31, 2017. The timing and amount of any purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital adequacy. The bank will regularly consult with OSFI before making purchases under the bid.

On February 23, 2016, BMO announced that the Board of Directors had declared a quarterly dividend payable to common shareholders of $0.84 per common share, unchanged from the preceding quarter and up $0.04 per share from a year ago.

The dividend is payable on May 26, 2016, to shareholders of record on May 2, 2016. Common shareholders may elect to have their cash dividends reinvested in common shares of the bank in accordance with the shareholder dividend reinvestment and share purchase plan.

BMO Financial Group First Quarter Report 2016 13

Qualifying Regulatory Capital and Risk-Weighted Assets (All-in (1))	Table 8

(Canadian $ in millions)	Q1-2016	Q4-2015	Q1-2015
Gross Common Equity (2)	38,345	36,182	34,277
Regulatory adjustments applied to Common Equity	(11,579)	(10,554)	(10,335)
Common Equity Tier 1 Capital (CET1)	26,766	25,628	23,942
Additional Tier 1 Eligible Capital (3)	3,700	4,146	3,546
Regulatory adjustments applied to Tier 1	(214)	(358)	(358)
Additional Tier 1 Capital (AT1)	3,486	3,788	3,188
Tier 1 Capital (T1 = CET1 + AT1)	30,252	29,416	27,130
Tier 2 Eligible Capital (4)	5,689	5,218	4,842
Regulatory adjustments applied to Tier 2	(50)	(50)	(50)
Tier 2 Capital (T2)	5,639	5,168	4,792
Total Capital (TC = T1 + T2)	35,891	34,584	31,922

Risk-weighted assets (5)
CET1 Capital Risk-Weighted Assets	265,043	239,185	237,529
Tier 1 Capital Risk-Weighted Assets	265,381	239,471	237,940
Total Capital Risk-Weighted Assets	265,671	239,716	238,292

Capital Ratios (%)
CET1 Ratio	10.1	10.7	10.1
Tier 1 Capital Ratio	11.4	12.3	11.4
Total Capital Ratio	13.5	14.4	13.4

(1)	“All-in” regulatory capital assumes that all Basel III regulatory adjustments are applied effective January 1, 2013, and that the capital value of instruments that no longer qualify as regulatory capital under Basel III rules is being phased out at a rate of 10% per year from January 1, 2013 to January 1, 2022.

(2)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.

(3)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments and directly and indirectly issued capital instruments, to the extent eligible, which are subject to phase-out under Basel III.

(4)	Tier 2 Eligible Capital includes directly and indirectly issued qualifying Tier 2 instruments and directly and indirectly issued capital instruments, to the extent eligible, that are subject to phase-out under Basel III.

(5)	Due to the phased-in implementation of the Credit Valuation Adjustment (CVA) which commenced in Q1-2014, the scalars applied to the fully implemented CVA charge for CET1, Tier 1 Capital and Total Capital are 64%, 71% and 77% respectively, resulting in different RWA measures for each of the three tiers of regulatory capital.

Outstanding Shares and Securities Convertible into Common Shares	Table 9

As at February 17, 2016	Number of shares or dollar amount (in millions)
Common shares	643

Class B Preferred shares
Series 14	$250
Series 15	$250
Series 16	$157
Series 17	$143
Series 25	$290
Series 27	$500
Series 29	$400
Series 31	$300
Series 33	$200
Series 35	$150
Series 36	$600

Medium-Term Notes
Series H - First Tranche (1)	$1,000
Series H - Second Tranche (2)	$1,000

Stock options
– vested	7.3
– non-vested	4.4

(1)	Details on the Series H Medium-Term Notes, First Tranche are outlined in Note 15 to the audited consolidated financial statements on page 168 of BMO’s 2015 Annual Report.

(2)	Details on the Series H Medium-Term Notes, Second Tranche are outlined in Note 8 of the unaudited interim consolidated financial statements.

  Details on share capital are outlined in Note 9 to the unaudited interim consolidated financial statements and

  Note 17 to the audited annual consolidated financial statements on page 170 of BMO’s 2015 Annual Report.

Caution

The foregoing Capital Management sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

14 BMO Financial Group First Quarter Report 2016

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

The following sections review the financial results of each of our operating segments and operating groups for the first quarter of 2016.

Corporate Services results in prior periods reflected certain items in respect of the 2011 purchased loan portfolio, including recognition of the reduction in the credit mark that is reflected in net interest income over the term of the purchased loans and provisions and recoveries of credit losses on the purchased portfolio. Beginning in the first quarter of 2016, the reduction in the credit mark that is reflected in net interest income and the provision for credit losses on the purchased performing portfolio are being recognized in U.S. P&C, consistent with the accounting for the acquisition of BMO TF, and given that these amounts have reduced substantially in size. Results for prior periods have not been reclassified. Recoveries or provisions on the 2011 purchased credit impaired portfolio continue to be recognized in Corporate Services. Purchased loan accounting impacts related to BMO TF are recognized in U.S. P&C.

Also effective in the first quarter of 2016, income from equity investments has been reclassified from net interest income to non-interest revenue in Canadian P&C, Wealth Management and Corporate Services. Results for prior periods have been reclassified. Restructuring costs and acquisition and integration costs that impact more than one operating group are also included in Corporate Services.

Insurance can experience variability arising from fluctuations in the fair value of insurance assets. The investments which support policy benefit liabilities are predominantly fixed income assets recorded at fair value with changes in the fair values recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in insurance claims, commissions and changes in policy benefit liabilities.

BMO analyzes revenue at the consolidated level based on GAAP revenue reflected in the consolidated financial statements rather than on a taxable equivalent basis (teb). Like many banks, we analyze revenue on a teb basis at the operating group level. This basis includes an adjustment that increases GAAP revenue and the GAAP provision for income taxes by an amount that would raise revenue on certain tax-exempt items to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenue and income tax provisions. The teb adjustments for the first quarter of 2016 totalled $160 million, up from $120 million in the fourth quarter of 2015 and down from $190 million in the first quarter of 2015.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, revenue and expense allocations are updated to more accurately align with current experience. Results for prior periods are reclassified to conform to the current organization structure.

Personal and Commercial Banking (P&C)	Table 10

(Canadian $ in millions, except as noted)	Q1-2016	Q4-2015	Q1-2015

Net interest income (teb)	2,131	1,989	1,867
Non-interest revenue	733	677	622
Total revenue (teb)	2,864	2,666	2,489
Provision for credit losses	205	154	172
Non-interest expense	1,602	1,491	1,396
Income before income taxes	1,057	1,021	921
Provision for income taxes (teb)	277	252	226
Reported net income	780	769	695
Amortization of acquisition-related intangible assets (1)	14	15	14
Adjusted net income	794	784	709

Net income growth (%)	12.3	10.6	6.5
Adjusted net income growth (%)	12.0	10.6	6.3
Revenue growth (%)	15.1	8.4	5.8
Non-interest expense growth (%)	14.8	10.5	6.2
Adjusted non-interest expense growth (%)	14.9	10.6	6.5
Return on equity (%)	15.1	16.4	15.7
Adjusted return on equity (%)	15.3	16.8	16.0
Operating leverage (%) (teb)	0.3	(2.1)	(0.4)
Adjusted operating leverage (%) (teb)	0.2	(2.2)	(0.7)
Efficiency ratio (%) (teb)	55.9	56.0	56.1
Adjusted efficiency ratio (%) (teb)	55.3	55.2	55.4
Net interest margin on average earning assets (%) (teb)	2.90	2.83	2.79
Average earning assets	291,923	278,379	265,408
Average net loans and acceptances	290,956	277,120	263,115
Average deposits	228,681	219,187	205,054

(1)	Before tax amounts of $19 million in Q1-2016, $20 million in Q4-2015 and $18 million in Q1-2015 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and business banking operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The combined P&C Banking business net income of $780 million and adjusted net income of $794 million were both up $85 million or 12% from the prior year. These operating segments are reviewed separately in the sections that follow.

BMO Financial Group First Quarter Report 2016 15

Canadian Personal and Commercial Banking (Canadian P&C)	Table 11

(Canadian $ in millions, except as noted)	Q1-2016	Q4-2015	Q1-2015

Net interest income	1,254	1,238	1,185
Non-interest revenue	471	472	443
Total revenue	1,725	1,710	1,628
Provision for credit losses	140	112	132
Non-interest expense	872	847	835
Income before income taxes	713	751	661
Provision for income taxes	184	190	158
Reported net income	529	561	503
Amortization of acquisition-related intangible assets (1)	1	1	1
Adjusted net income	530	562	504

Personal revenue	1,129	1,145	1,078
Commercial revenue	596	565	550
Net income growth (%)	5.3	6.6	3.6
Revenue growth (%)	6.0	3.4	3.1
Adjusted non-interest expense growth (%)	4.5	3.3	5.6
Non-interest expense growth (%)	4.5	3.5	5.6
Adjusted operating leverage (%)	1.5	0.1	(2.5)
Operating leverage (%)	1.5	(0.1)	(2.5)
Efficiency ratio (%)	50.6	49.6	51.3
Net interest margin on average earning assets (%)	2.55	2.55	2.51
Average earning assets	195,881	192,591	187,185
Average net loans and acceptances	201,656	198,306	192,729
Average deposits	139,456	135,413	131,442

(1)	Before tax amounts of $1 million in each of Q1-2016 and Q1-2015, and $2 million in Q4-2015 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q1 2016 vs Q1 2015

Canadian P&C net income of $529 million increased $26 million or 5% from a year ago. Revenue increased $97 million or 6% from the prior year due to higher balances across most products, increased non-interest revenue and higher net interest margin. Net interest margin was 2.55%, up 4 basis points mainly due to higher deposits spreads.

In the personal banking segment, revenue increased $51 million or 5% year over year due to the impact of higher balances and fees across most products and increased non-interest revenue.

In the commercial banking segment, revenue increased $46 million or 8% due to higher balances and increased non-interest revenue.

Provision for credit losses increased by $8 million to $140 million due to higher provisions in our consumer portfolio. Non-interest expense increased $37 million or 4% driven by higher employee-related costs. Operating leverage was 1.5%.

Average net loans and acceptances increased $8.9 billion or 5% from a year ago. Total personal lending balances (excluding retail cards) increased 3% year over year and commercial loan balances (excluding corporate cards) grew 9%. Deposits increased $8.0 billion or 6%. Personal deposit balances increased 5% mainly due to growth in chequing accounts and term deposits while commercial deposit balances grew 8%.

Q1 2016 vs Q4 2015

Net income declined by $32 million from the prior quarter. Revenue increased by $15 million or 1% due to higher balances across most products. Net interest margin of 2.55% was unchanged from the prior quarter.

Personal revenue decreased $16 million mainly due to lower retail card revenue. Commercial revenue increased $31 million resulting from increased non-interest revenue and higher balances.

Provision for credit losses increased $28 million from below-trend levels in both the consumer and commercial portfolios in the prior quarter. Non-interest expense increased $25 million or 3% driven by higher employee-related expenses including higher stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year.

Average net loans and acceptances increased $3.4 billion or 2% from the previous quarter, while deposits increased $4.0 billion or 3% with growth in both personal and commercial businesses.

16 BMO Financial Group First Quarter Report 2016

U.S. Personal and Commercial Banking (U.S. P&C)	Table 12

(US$ in millions, except as noted)	Q1-2016	Q4-2015	Q1-2015

Net interest income (teb) (1)	638	569	572
Non-interest revenue	190	155	150
Total revenue (teb) (1)	828	724	722
Provision for credit losses (1)	47	33	33
Non-interest expense	531	488	471
Income before income taxes	250	203	218
Provision for income taxes (teb)	68	45	57
Reported net income	182	158	161
Amortization of acquisition-related intangible assets (2)	9	10	11
Adjusted net income	191	168	172
Net income growth (%)	13.1	3.8	4.4
Adjusted net income growth (%)	11.5	2.8	3.2
Revenue growth (%)	14.7	-	0.7
Non-interest expense growth (%)	12.7	2.3	(2.8)
Adjusted non-interest expense growth (%)	13.5	2.9	(2.1)
Operating leverage (%) (teb)	2.0	(2.3)	3.5
Adjusted operating leverage (%) (teb)	1.2	(2.9)	2.8
Efficiency ratio (%) (teb)	64.1	67.3	65.2
Adjusted efficiency ratio (%) (teb)	62.5	65.4	63.2
Net interest margin on average earning assets (%) (teb)	3.63	3.47	3.46
Average earning assets	69,846	65,039	65,606
Average net loans and acceptances	64,937	59,752	59,028
Average deposits	64,931	63,511	61,746

(Canadian $ equivalent in millions)
Net interest income (teb) (1)	877	751	682
Non-interest revenue	262	205	179
Total revenue (teb) (1)	1,139	956	861
Provision for credit losses (1)	65	42	40
Non-interest expense	730	644	561
Income before income taxes	344	270	260
Provision for income taxes (teb)	93	62	68
Reported net Income	251	208	192
Adjusted net income	264	222	205
Net income growth (%)	30.5	23.1	14.9
Adjusted net income growth (%)	28.6	21.9	13.6
Revenue growth (%)	32.3	18.6	11.2
Non-interest expense growth (%)	30.2	21.4	7.1
Adjusted non-interest expense growth (%)	31.0	22.2	7.9
Average earning assets	96,042	85,788	78,223
Average net loans and acceptances	89,300	78,814	70,386
Average deposits	89,225	83,774	73,612

(1)	Beginning in the first quarter of 2016, the reduction in the credit mark that is reflected in net interest income and the provision for credit losses on the purchased performing portfolio are being recognized in U.S. P&C, consistent with the accounting for the acquisition of BMO TF. Results for prior periods have not been reclassified.

(2)	Before tax amounts of US$13 million in each of Q1-2016 and Q4-2015, and US$14 million in Q1-2015 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q1 2016 vs Q1 2015

Net income of $251 million increased $59 million or 31% and adjusted net income of $264 million increased $59 million or 29%. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income of $182 million increased $21 million or 13% from a year ago and adjusted net income of $191 million increased $19 million or 11%, benefiting from the acquired BMO TF business which contributed approximately 10% to revenue and adjusted expenses.

Revenue of $828 million increased $106 million or 15%, as the benefit of BMO TF, higher deposit volumes and spreads and organic loan growth was partially offset by continued loan spread compression. Year-over-year net interest margin increased 17 basis points to 3.63%, driven by higher deposit spreads, the acquisition of BMO TF and the recognition of the credit mark on the purchased performing portfolio that was previously recognized in Corporate Services, offset in part by a decline in loan spreads due to competitive pressures.

Provisions for credit losses were $47 million, up $14 million from increases in both the consumer and commercial portfolios in part due to provisions on the purchased performing portfolio, which are recorded in U.S. P&C beginning in the first quarter of 2016, and BMO TF. Non-interest expense of $531 million increased $60 million or 13% and adjusted non-interest expense of $518 million increased $61 million or 13%, largely due to the acquisition of BMO TF.

Average net loans and acceptances increased $5.9 billion or 10% from the prior year to $64.9 billion. There was good commercial loan growth (excluding BMO TF) of $3.1 billion or 9%.

Average deposits of $64.9 billion increased $3.2 billion or 5% from the prior year primarily driven by growth in commercial and personal chequing volumes.

BMO Financial Group First Quarter Report 2016 17

Q1 2016 vs Q4 2015

Net income increased $43 million or 21% and adjusted net income increased $42 million or 19% from the prior quarter. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income increased $24 million or 16% and adjusted net income increased $23 million or 14% from the prior quarter, primarily driven by the acquisition of BMO TF.

Revenue increased $104 million or 14% from the prior quarter, primarily due to the acquisition of BMO TF and higher deposit volumes and spreads. Net interest margin increased 16 basis points from the prior quarter, driven by the factors outlined above.

Provisions for credit losses increased by $14 million primarily due to a loan sale benefit in the consumer portfolio in the prior quarter, partially offset by lower provisions in the commercial portfolio. Provisions were also impacted by provisions on the purchased performing portfolio and BMO TF. Non-interest expense and adjusted non-interest expense both increased $43 million or 9% primarily due to the acquisition of BMO TF.

Average net loans and acceptances increased by $5.2 billion or 9% from the prior quarter, due mainly to the acquired business and commercial loan growth. Average deposits increased $1.4 billion, including volume growth in most products in the personal business.

Adjusted results in this U.S. P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

18 BMO Financial Group First Quarter Report 2016

BMO Wealth Management	Table 13

(Canadian $ in millions, except as noted)	Q1-2016	Q4-2015	Q1-2015

Net interest income	149	148	144
Non-interest revenue	1,288	1,309	1,638

Total revenue	1,437	1,457	1,782
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	366	265	747

Revenue, net of CCPB	1,071	1,192	1,035
Provision for credit losses	2	1	2
Non-interest expense	877	854	828

Income before income taxes	192	337	205
Provision for income taxes	44	94	46

Reported net income	148	243	159

Acquisition integration costs (1)	9	11	10
Amortization of acquisition-related intangible assets (2)	19	17	17

Adjusted net income	176	271	186

Traditional Wealth businesses adjusted net income	154	214	155
Insurance adjusted net income	22	57	31
Net income growth (%)	(6.8)	8.2	(8.7)
Adjusted net income growth (%)	(4.9)	8.1	2.3
Revenue growth (%)	(19.3)	4.1	45.6
Revenue growth, net of CCPB (%)	3.5	8.4	19.3
Non-interest expense growth (%)	5.9	4.6	28.3
Adjusted non-interest expense growth (%)	6.0	4.5	24.9
Return on equity (%)	9.4	16.1	11.5
Adjusted return on equity (%)	11.3	18.0	13.4
Operating leverage, net of CCPB (%)	(2.4)	3.8	(9.0)
Adjusted operating leverage, net of CCPB (%)	(2.5)	3.9	(5.6)
Efficiency ratio (%)	61.0	58.6	46.5
Efficiency ratio, net of CCPB (%)	81.9	71.6	80.0
Adjusted efficiency ratio (%)	58.5	56.2	44.5
Adjusted efficiency ratio, net of CCPB (%)	78.5	68.7	76.7
Assets under management and administration	863,623	863,701	851,515
Average earning assets	25,555	24,730	22,780
Average net loans and acceptances	16,206	15,374	13,851
Average deposits	28,911	28,030	26,595

U.S. Select Financial Data (US$ in millions)
Total revenue	176	248	185
Non-interest expense	151	160	169
Reported net income	20	52	12
Adjusted net income	24	57	17
Average earning assets	3,432	3,305	3,186
Average net loans and acceptances	3,147	3,049	2,856
Average deposits	5,820	5,757	6,296

(1)	F&C acquisition integration costs before tax amounts of $12 million in Q1-2016, and $13 million in each of Q4-2015 and Q1-2015 are included in non-interest expense.
(2)	Before tax amounts of $24 million in Q1-2016 and $22 million in each of Q4-2015 and Q1-2015 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q1 2016 vs Q1 2015

Net income was $148 million compared to $159 million a year ago and adjusted net income was $176 million compared to $186 million a year ago. Adjusted net income in traditional wealth of $154 million was relatively unchanged from the prior year as business growth was offset by the impact of weaker equity markets. Adjusted net income in insurance was $22 million compared to $31 million a year ago, due to the combined negative impact of interest rates and equity markets in both periods. The current quarter impact reduced adjusted net income by $33 million.

Revenue was $1,437 million compared to $1,782 million a year ago due to the impact of lower interest rates on insurance revenue in the prior year. Revenue, net of CCPB, of $1,071 million grew $36 million or 3%. Revenue in traditional wealth of $1,007 million increased $41 million or 4% due to the impact of the stronger U.S. dollar and British pound, as business growth was offset by the impact of weaker equity markets. Net insurance revenue was below-trend in both periods due to the combined negative impact of interest rates and equity markets in both periods.

Non-interest expense of $877 million and adjusted non-interest expense of $841 million both increased 6%, with 4% of the increase due to the impact of the stronger U.S. dollar and British pound.

Assets under management and administration grew by $12 billion or 1% from a year ago to $864 billion, driven by favourable foreign exchange movements, partially offset by market declines.

Q1 2016 vs Q4 2015

Net income decreased 39% and adjusted net income decreased 35% from the prior quarter due to the impact of a gain on sale in the prior quarter, the combined negative impact of interest rates and equity markets on insurance and weaker equity markets in traditional wealth in the current quarter.

BMO Financial Group First Quarter Report 2016 19

Revenue decreased 10% from the prior quarter on a net revenue basis. Revenue in traditional wealth decreased 7% primarily due to the prior quarter’s gain on sale, which was partially offset by a legal reserve. Net insurance revenue decreased $46 million due to underlying business growth being more than offset by the combined negative impact of interest rates and equity markets.

Non-interest expense and adjusted non-interest expense were both up 3% primarily due to stock-based compensation for employees eligible to retire that is recognized in the first quarter of each year.

Assets under management and administration remained relatively unchanged from the prior quarter, as favourable foreign exchange movements were largely offset by market declines.

Adjusted results in this BMO Wealth Management section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

20 BMO Financial Group First Quarter Report 2016

BMO Capital Markets	Table 14

(Canadian $ in millions, except as noted)	Q1-2016	Q4-2015	Q1-2015

Net interest income (teb)	429	363	388
Non-interest revenue	591	573	532

Total revenue (teb)	1,020	936	920
Provision for (recovery of) credit losses	8	(2)	9
Non-interest expense	661	622	623

Income before income taxes	351	316	288
Provision for income taxes (teb)	91	75	68

Reported net income	260	241	220

Amortization of acquisition-related intangible assets (1)	-	1	-

Adjusted net income	260	242	220

Trading Products revenue	589	564	570
Investment and Corporate Banking revenue	431	372	350
Net income growth (%)	18.4	26.4	(20.1)
Revenue growth (%)	10.9	15.8	(5.2)
Non-interest expense growth (%)	6.2	8.6	2.5
Return on equity (%)	13.2	12.5	13.6
Operating leverage (%) (teb)	4.7	7.2	(7.7)
Efficiency ratio (%) (teb)	64.8	66.4	67.7
Net interest margin on average earning assets (%) (teb)	0.66	0.59	0.65
Average earning assets	257,905	244,528	237,186
Average assets	311,775	295,710	287,265
Average net loans and acceptances	44,043	41,104	34,184
Average deposits	155,964	147,493	138,744

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	270	272	265
Non-interest expense	215	227	220
Reported net income	34	39	29
Average earning assets	78,730	78,253	76,161
Average assets	85,970	85,610	85,228
Average net loans and acceptances	13,749	12,603	10,229
Average deposits	55,769	55,134	58,603

(1)	Before tax amounts of $nil in each of Q1-2016 and Q1-2015, and $1 million in Q4-2015 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q1 2016 vs Q1 2015

Net income of $260 million increased $40 million or 18% from the prior year due to higher revenue in our Investment and Corporate Banking business. Return on equity of 13.2% was down from 13.6% in the prior year due to higher allocated capital.

Revenue increased $100 million or 11%. Excluding the impact of the stronger U.S. dollar, revenue increased $55 million or 6% due to better performance in Investment and Corporate Banking from higher corporate banking related revenue and higher investment banking advisory fees, partially offset by lower debt and equity underwriting. Despite market conditions, revenues from Trading Products declined only slightly as a result of prudent management and decreased flow in certain client businesses. The prior year was also impacted by unfavourable credit and funding valuation adjustments.

Provisions for credit losses of $8 million were relatively stable compared to the prior year. Excluding the impact of the stronger U.S. dollar, non-interest expenses were largely unchanged from the prior year.

Q1 2016 vs Q4 2015

Net income of $260 million increased $19 million or 8% from the prior quarter, largely due to higher revenue in both our Investment and Corporate Banking and Trading Products businesses.

Revenue increased $84 million. Excluding the impact of the stronger U.S. dollar, revenue increased $73 million or 8% due to higher client activity. Investment and Corporate Banking revenue increased due to higher corporate banking related revenue and investment banking activity. Revenue in Trading Products increased due to higher equity trading revenue.

Provision for credit losses increased $10 million from a small recovery in the prior quarter. Non-interest expense increased $39 million or 6% from the previous quarter. Excluding the impact of the stronger U.S. dollar, non-interest expense increased $27 million or 4% largely due to stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year.

BMO Financial Group First Quarter Report 2016 21

Corporate Services	Table 15

(Canadian $ in millions, except as noted)	Q1-2016	Q4-2015	Q1-2015

Net interest income before group teb offset (1)	(69)	(69)	(44)
Group teb offset	(160)	(120)	(190)

Net interest income (teb) (1)	(229)	(189)	(234)
Non-interest revenue	(17)	112	98

Total revenue (teb) (1)	(246)	(77)	(136)
Recovery of credit losses (1)	(32)	(25)	(20)
Non-interest expense	130	126	159

Loss before income taxes	(344)	(178)	(275)
Recovery of income taxes (teb)	(224)	(139)	(201)

Reported net loss	(120)	(39)	(74)

Acquisition integration costs (2)	6	6	-
Cumulative accounting adjustment (3)	62	-	-

Adjusted net loss	(52)	(33)	(74)

Corporate Services Recovery of Credit Losses
Impaired real estate loans	(3)	3	5
Interest on impaired loans	-	4	4
Purchased credit impaired loans	(29)	(12)	(29)
Purchased performing loans	-	(20)	-

Recovery of credit losses	(32)	(25)	(20)

Average loans and acceptances	137	188	300
Period-end loans and acceptances	100	182	256

U.S. Select Financial Data (US$ in millions)
Total revenue (teb) (1)	(37)	(20)	(6)
Recovery of credit losses (1)	(67)	(56)	(1)
Non-interest expense	31	61	83
Recovery of income taxes (teb)	(2)	(11)	(46)

Reported net income (loss)	1	(14)	(42)
Adjusted total revenue (teb) (1)	(37)	(20)	(6)
Adjusted recovery of credit losses (1)	(23)	(21)	(18)
Adjusted non-interest expense	24	58	83
Adjusted net loss	(22)	(33)	(31)

  (1)     Beginning in the first quarter of 2016, the reduction in the credit mark that is reflected in net interest income and the provision for credit losses on the purchased performing portfolio are being recognized in U.S. P&C, consistent with the accounting for the acquisition of BMO TF. Results for prior periods have not been reclassified.

  (2)     Acquisition integration costs related to the acquisition of BMO TF are primarily included in non-interest expense.

  (3)     Cumulative accounting adjustment recognized in other non-interest revenue related to foreign currency translation, largely impacting prior periods.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Corporate Services

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, marketing, communications and human resources. T&O manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

The costs of providing these Corporate Unit and T&O services are largely transferred to the three client operating groups (P&C, Wealth Management and BMO Capital Markets), and only relatively minor amounts are retained in Corporate Services results. As such, Corporate Services adjusted operating results largely reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired real estate secured assets and certain purchased loan accounting impacts.

Financial Performance Review

Q1 2016 vs Q1 2015

Corporate Services reported net loss for the quarter was $120 million compared with a reported net loss of $74 million a year ago. The current quarter reported results included a cumulative accounting adjustment recognized in other non-interest revenue related to foreign currency translation, largely impacting prior periods. The adjusted net loss for the quarter was $52 million, compared with an adjusted net loss of $74 million a year ago. Adjusted results improved due to lower expenses and higher recoveries of credit losses in the current year and higher taxes in the prior year, partially offset by lower loan revenues.

Q1 2016 vs Q4 2015

Corporate Services reported net loss for the quarter was $120 million compared with a reported net loss of $39 million in the fourth quarter of 2015. The adjusted net loss for the quarter was $52 million, compared with an adjusted net loss $33 million in the prior quarter. Adjusted results were lower due to above-trend revenue in the prior quarter.

Adjusted results in this Corporate Services section are non-GAAP amounts or non-GAAP measures. Please see the non-GAAP Measures section.

22 BMO Financial Group First Quarter Report 2016

Summary Quarterly Earnings Trends	Table 16

(Canadian $ in millions, except as noted)	Q1-2016	Q4-2015	Q3-2015	Q2-2015	Q1-2015	Q4-2014	Q3-2014	Q2-2014

Total revenue (1)	5,075	4,982	4,826	4,526	5,055	4,640	4,735	4,369
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) (1)	366	265	218	24	747	300	520	328

Revenue, net of CCPB	4,709	4,717	4,608	4,502	4,308	4,340	4,215	4,041
Provision for credit losses – specific	183	128	160	161	163	170	130	162
Provision for credit losses – collective	-	-	-	-	-	-	-	-
Non-interest expense	3,270	3,093	2,971	3,112	3,006	2,887	2,756	2,594

Income before income taxes	1,256	1,496	1,477	1,229	1,139	1,283	1,329	1,285
Provision for income taxes	188	282	285	230	139	213	203	209

Reported net income (see below)	1,068	1,214	1,192	999	1,000	1,070	1,126	1,076
Adjusted net income (see below)	1,178	1,264	1,230	1,146	1,041	1,111	1,162	1,097

Basic earnings per share ($)	1.59	1.83	1.81	1.49	1.47	1.57	1.68	1.61
Diluted earnings per share ($)	1.58	1.83	1.80	1.49	1.46	1.56	1.67	1.60
Adjusted diluted earnings per share ($)	1.75	1.90	1.86	1.71	1.53	1.63	1.73	1.63
Net interest margin on average earning assets (%)	1.58	1.53	1.52	1.48	1.51	1.57	1.55	1.56
PCL as a % of average net loans and acceptances (annualized) (%)	0.21	0.15	0.20	0.20	0.21	0.23	0.18	0.22
Effective income tax rate (%)	15.0	18.8	19.3	18.8	12.2	16.6	15.3	16.2
Adjusted effective income tax rate (%)	16.2	18.9	19.4	19.8	12.6	16.8	15.6	16.5
Canadian/U.S. dollar exchange rate (average)	1.37	1.32	1.27	1.24	1.19	1.11	1.08	1.10

Operating group reported net income:
Canadian P&C	529	561	556	485	503	526	524	479
U.S. P&C	251	208	222	207	192	169	162	158

Personal and Commercial Banking	780	769	778	692	695	695	686	637
Wealth Management	148	243	210	238	159	225	189	192
BMO Capital Markets	260	241	272	296	220	190	305	304
Corporate Services	(120)	(39)	(68)	(227)	(74)	(40)	(54)	(57)

BMO Financial Group net income	1,068	1,214	1,192	999	1,000	1,070	1,126	1,076

Operating group adjusted net income:
Canadian P&C	530	562	557	486	504	527	525	480
U.S. P&C	264	222	235	220	205	182	175	171

Personal and Commercial Banking	794	784	792	706	709	709	700	651
Wealth Management	176	271	233	265	186	252	211	198
BMO Capital Markets	260	242	273	296	220	190	305	305
Corporate Services	(52)	(33)	(68)	(121)	(74)	(40)	(54)	(57)

BMO Financial Group adjusted net income	1,178	1,264	1,230	1,146	1,041	1,111	1,162	1,097

(1)	Commencing in Q1-2015, insurance claims, commissions and changes in policy benefit liabilities are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO’s quarterly earnings trends were reviewed in detail on pages 66 and 67 of BMO’s 2015 Annual Report. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. Table 16 outlines summary results for the second quarter of fiscal 2014 through the first quarter of fiscal 2016. The table reflects changes in IFRS that are outlined in Note 1 to the audited annual consolidated financial statements on page 140 of BMO’s 2015 Annual Report.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. Comparative figures have been reclassified to conform to the current presentation.

Canadian P&C

Canadian P&C delivered strong net income performance throughout 2014, moderating in the first half of 2015, with better net income growth in the second half of 2015. There were higher provisions for credit losses in the first quarter of 2016 up from below-trend provisions in the second half of 2015. Revenue growth has been driven by higher balances and non-interest revenue, with stable net interest margins each quarter. Expenses have grown as a result of continued investment in the business net of a continued focus on expense management.

U.S. P&C

Results improved in the third quarter of 2014 through 2015 as a result of declines in provisions for credit losses and disciplined expense management in a challenging revenue environment. Results in the first quarter of 2016 reflected an increase in net income largely due to the acquisition of BMO TF.

Wealth Management

Wealth Management’s overall results have reflected double-digit organic revenue growth in traditional wealth for six of the past eight quarters. Results in the last two quarters were impacted by lower fee-based revenue from weaker equity markets and lower brokerage commissions. Traditional wealth operating results have benefitted from the acquired F&C business since the second half of fiscal 2014 and a gain from the sale of a U.S. business in the last quarter of 2015. Quarterly results in the insurance businesses have been subject to

BMO Financial Group First Quarter Report 2016 23

variability, resulting primarily from changes in long-term interest rates and equity markets, as well as methodology and actuarial assumptions changes.

BMO Capital Markets

BMO Capital Markets delivered good performance in the first three quarters of 2014, benefiting from favourable market conditions. In the fourth quarter of 2014 and the first quarter of 2015, we experienced slower activity and were affected by the impact of unfavourable credit and funding valuation adjustments. The second and third quarters of 2015 reflected improved performance in both our Trading Products and Investment and Corporate Banking businesses, with reduced activity in certain markets in the fourth quarter of 2015 and in the first quarter of 2016 given more difficult market conditions.

Provisions for Credit Losses

BMO’s PCL measured as a percentage of loans and acceptances has generally been stable in recent quarters.

Corporate Services

Adjusted quarterly net income can vary from quarter to quarter and is impacted by the variability associated with benefits from the purchased loan portfolio.

Foreign Exchange

The U.S. dollar strengthened significantly since 2014, with the exception of a slight weakening in the third quarter of 2014 and in the second quarter of 2015. A stronger U.S. dollar increases the translated value of U.S.-dollar-denominated revenues, expenses, provisions for (recoveries of) credit losses, income taxes and net income. It also reduces our return on equity.

Provision for Income Taxes

The effective income tax rate can vary, as it depends on the timing of resolution of certain tax matters, recoveries of prior periods’ income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate.

Adjusted results in this Summary Quarterly Earnings Trends section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Caution

This Summary Quarterly Earnings Trends section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Balance Sheet

Total assets of $699.3 billion at January 31, 2016, increased $57.4 billion from October 31, 2015, including a $19.7 billion increase as a result of a stronger U.S. dollar excluding the impact on derivative financial assets. Derivative financial assets increased $11.0 billion and derivative financial liabilities increased $10.0 billion, primarily due to the increase in the fair value of interest rate and foreign exchange contracts resulting from the decline in interest rates and the strengthening U.S. dollar, respectively.

The following discussion excludes changes due to the stronger U.S. dollar. Net loans and acceptances increased $13.3 billion primarily due to the increases in loans to businesses and governments from the acquired BMO TF business as well as organic growth in the operating groups. Securities borrowed or purchased under resale agreements increased $12.6 billion driven by client activities in Capital Markets. Securities increased by $4.1 billion primarily due to higher available-for-sale and trading securities. Cash and cash equivalents and interest bearing deposits with banks decreased $4.4 billion primarily due to cash used in acquiring the BMO TF business.

Liabilities increased $55.7 billion from October 31, 2015, including a $19.4 billion increase as a result of the stronger U.S. dollar excluding the impact on derivative financial liabilities, and an increase in derivative financial liabilities of $10.0 billion as discussed above.

The following discussion excludes changes due to the stronger U.S. dollar. Deposits increased $16.5 billion driven by a $7.6 billion increase in business and government deposits, a $5.0 billion increase in deposits by individuals and a $3.9 billion increase in deposits by banks reflecting higher levels of wholesale and customer deposits.

Total equity increased $1.7 billion from October 31, 2015. Total shareholders’ equity increased $2.2 billion, partly offset by a decrease in non-controlling interest in subsidiaries of $0.5 billion due to the redemption of Capital Trust Securities of $450 million. Total shareholders’ equity increased primarily due to the increase in accumulated other comprehensive income and retained earnings. Accumulated other comprehensive income on translation of net foreign operations increased $1.5 billion net of hedging impacts primarily due to the strengthening U.S. dollar. Retained earnings increased by $479 million.

Contractual obligations by year of maturity are outlined in Note 15 to the unaudited interim consolidated financial statements.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel, joint ventures and associates on the same terms that we offer to our customers for those services.

The bank’s policies and procedures for related party transactions did not materially change from October 31, 2015, as described in Note 29 to the audited consolidated financial statements on page 197 of BMO’s 2015 Annual Report.

24 BMO Financial Group First Quarter Report 2016

Off-Balance Sheet Arrangements

BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are Credit Instruments, Structured Entities and Guarantees, which are described on page 77 of BMO’s 2015 Annual Report. We consolidate all of our Structured Entities, except for certain Canadian customer securitization vehicles, structured finance vehicles, capital and funding vehicles and various BMO managed and non-managed investment funds. There have been no changes of substance during the quarter ended January 31, 2016.

Accounting Policies and Critical Accounting Estimates

Significant accounting policies are described in our 2015 annual MD&A and in the notes to our audited consolidated financial statements for the year ended October 31, 2015 and in Note 1 to the unaudited interim consolidated financial statements for the quarter ended January 31, 2016, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion on pages 78 to 80 and 141 to 143 in BMO’s 2015 Annual Report.

Future Changes in Accounting Policies

BMO monitors the potential changes proposed by IASB, and analyzes the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards, which are effective for the bank in the future, can be found in Note 1 to the audited annual consolidated financial statements on pages 143 and 144 of BMO’s 2015 Annual Report. We will be adopting IFRS 9 Financial Instruments (IFRS 9) effective November 1, 2017. IFRS 9 addresses classification and measurement, impairment and hedge accounting. In December 2015, the BCBS released its Guidance on credit risk and accounting for expected credit losses which provides additional guidance on the application of IFRS 9 for banking institutions.

Additional information can be found on pages 80 and 81 of BMO’s 2015 Annual Report. We are currently assessing the impact of this new standard on our future financial results.

Select Financial Instruments

Pages 76 and 77 of BMO’s 2015 Annual Report provide enhanced disclosure relating to select financial instruments that, commencing in 2008 and based on subsequent assessments, markets regard as carrying higher risk, including information on sectors of interest: oil and gas and mining. BMO’s oil and gas outstanding loans continue to be approximately 2% and loans in respect of the mining sector continue to be less than 1% of total loans. Readers are encouraged to review that disclosure to assist in understanding the nature and extent of BMO’s exposures.

The Financial Stability Board (FSB) issued a report encouraging enhanced disclosure related to financial instruments that market participants had come to regard as carrying higher risk. An index of where the disclosures recommended by the Enhanced Disclosure Task Force (EDTF) of the FSB are located is provided on our website at www.bmo.com/investorrelations.

We follow a practice of reporting on significant changes in select financial instruments since year end, if any, in our interim MD&A. There have been no changes of substance from the disclosure in our 2015 Annual Report.

BMO Financial Group First Quarter Report 2016 25

Disclosure for Domestic Systemically Important Banks (D-SIBs)

In March 2013, OSFI issued guidance designating the six largest Canadian banks, including BMO, as domestic systemically important banks. None of the Canadian banks are designated as global systemically important banks (G-SIBs).

As a D-SIB, OSFI requires that we disclose the 12 indicators utilized in the G-SIBs assessment methodology. These indicators measure the impact a bank’s failure would have on the global financial system and wider economy. The indicators reflect the size of banks, their interconnectedness, the lack of alternative infrastructure for services banks provide, their global activity and complexity. The methodology is outlined in the July 2013 paper, Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement, issued by the BCBS. As required under the methodology, the indicators are calculated based on specific instructions issued by the BCBS; and as a result, the measures used may not be based on the most recent version of Basel III. Therefore values may not be consistent with other measures used in this report.

Indicator values have been reported based on regulatory requirements for consolidation and therefore insurance and other non-banking information is only included insofar as it is included in the regulatory consolidation of the group. This level of consolidation differs from that used in the consolidated financial statements. Therefore, results may not be comparable to other disclosures in this report.

Cross-jurisdictional claims were increased by the stronger U.S. dollar, growth in loans, securities borrowed or purchased under resale agreements and securities. Cross-jurisdictional liabilities were increased by the stronger U.S. dollar and increases in deposits and other liabilities. Payment activities were also impacted by the stronger U.S. dollar and higher levels of activity in U.S. dollar transactions. Trading and available-for-sale securities decreased as a result of maturities and sales of securities.

Disclosure for Domestic Systemically Important Banks (D-SIBs) (Canadian $ in millions)	Table 17

As at October 31

Section	Indicators	2015	2014

A. Cross-jurisdictional activity	1. Cross-jurisdictional claims	286,603	218,233

	2. Cross-jurisdictional liabilities	275,723	210,360

B. Size	3. Total exposures as defined for use in the Basel III leverage ratio	707,965	651,228

C. Interconnectedness	4. Intra-financial system assets	126,519	116,970

	5. Intra-financial system liabilities	64,631	58,126

	6. Securities outstanding	212,045	199,073

D. Substitutability / financial institution infrastructure	7. Payments activity (1)	25,665,129	20,400,735

	8. Assets under custody	149,645	140,892

	9. Underwritten transactions in debt and equity markets	46,229	46,891

E. Complexity	10. Notional amount of over-the-counter (OTC) derivatives	4,389,302	3,872,827

	11. Trading and available-for-sale securities	23,643	32,550

	12. Level 3 assets	1,964	2,249

(1)    Includes intercompany transactions that are cleared through a correspondent bank.

Other Regulatory Developments

We continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this Report to Shareholders.

For a comprehensive discussion of regulatory developments, see the Enterprise-Wide Capital Management section starting on page 70, the Liquidity and Funding Risk section starting on page 105, and the Legal and Regulatory Risk section starting on page 114 of BMO’s 2015 Annual Report.

26 BMO Financial Group First Quarter Report 2016

Risk Management

Our risk management practices and key measures have not changed significantly from those outlined on pages 86 to 117 of BMO’s 2015 Annual Report.

Market Risk

Linkages between Balance Sheet Items and Market Risk Disclosures

Table 18 below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprised of balances that are subject to either traded risk or non-traded risk measurement techniques.

Linkages Between Balance Sheet Items and Market Risk Disclosures	Table 18

	As at January 31, 2016				As at October 31, 2015

(Canadian $ in millions)	Consolidated	Subject to market risk		Not subject	Consolidated	Subject to market risk		Not subject	Main risk factors for
	Balance Sheet	Traded risk (1)	Non-traded risk (2)	to market risk	Balance Sheet	Traded risk (1)	Non-traded risk (2)	to market risk	non-traded risk balances
Assets Subject to Market Risk
Cash and cash equivalents	38,961	-	38,961	-	40,295	-	40,295	-	Interest rate
Interest bearing deposits with banks	7,433	1,077	6,356	-	7,382	1,212	6,170	-	Interest rate
Securities
Trading	75,488	68,192	7,296	-	72,460	65,066	7,394	-	Interest rate, credit spread
Available-for-sale	52,321	-	52,321	-	48,006	-	48,006	-	Interest rate, credit spread
Held-to-maturity	9,325	-	9,325	-	9,432	-	9,432	-	Interest rate
Other	1,367	-	1,367	-	1,020	-	1,020	-	Equity
Securities borrowed or purchased under resale agreements	83,603	-	83,603	-	68,066	-	68,066	-	Interest rate
Loans (net of allowance for credit losses)	344,998	-	344,998	-	322,717	-	322,717	-	Interest rate, foreign exchange
Derivative instruments	49,233	46,192	3,041	-	38,238	35,924	2,314	-	Interest rate, foreign exchange
Customer’s liabilities under acceptances	11,345	-	11,345	-	11,307	-	11,307	-	Interest rate
Other assets	25,219	-	9,269	15,950	22,958	-	8,195	14,763	Interest rate
Total Assets	699,293	115,461	567,882	15,950	641,881	102,202	524,916	14,763
Liabilities Subject to Market Risk
Deposits	470,836	10,627	460,209	-	438,169	9,429	428,740	-	Interest rate, foreign exchange
Derivative instruments	52,619	49,323	3,296	-	42,639	39,907	2,732	-	Interest rate, foreign exchange
Acceptances	11,345	-	11,345	-	11,307	-	11,307	-	Interest rate
Securities sold but not yet purchased	24,208	24,208	-	-	21,226	21,226	-	-	Interest rate
Securities lent or sold under repurchase agreements	49,670	-	49,670	-	39,891	-	39,891	-	Interest rate
Other liabilities	43,741	-	43,365	376	44,320	-	44,218	102	Interest rate
Subordinated debt	5,250	-	5,250	-	4,416	-	4,416	-	Interest rate
Total Liabilities	657,669	84,158	573,135	376	601,968	70,562	531,304	102

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

(1)	Primarily comprised of BMO’s balance sheet items that are subject to the trading and underwriting risk management framework and fair valued through profit or loss.
(2)	Primarily comprised of BMO’s balance sheet items that are subject to the structural balance sheet and insurance risk management framework, or are available-for-sale securities.

BMO Financial Group First Quarter Report 2016 27

Trading, Underwriting and Non-Trading (Structural) Market Risk

Total Trading Value at Risk (VaR) declined over the quarter mainly due to decreased foreign exchange, interest rate and equity exposures from client facilitation activities and changes in market rates. There was a partially offsetting reduction in the overall diversification benefit along with an increase in credit VaR, reflecting the impact of higher credit spreads. Total Trading Stressed VaR also decreased over the quarter, broadly reflecting the changes in Total Trading VaR over the same period.

There were no significant changes in our structural market risk management framework during the quarter.

Structural economic value exposure to rising interest rates primarily reflects a lower market value for fixed-rate loans. Structural economic value exposure to rising interest rates changed primarily owing to the introduction of a new Canadian deposit model in the quarter which reflects greater value for certain deposits as rates rise. Structural economic value sensitivity to falling interest rates primarily reflects the impact of minimum modeled client deposit rates in the new model, which results in an economic value exposure in the current quarter relative to an economic value benefit last quarter. Structural earnings exposure to falling interest rates primarily reflects the risk of fixed- and floating-rate loans repricing at lower rates and the more limited ability to reduce deposit pricing as rates fall. U.S. short-term interest rates increased in December which widened deposit spreads. While this benefits current earnings, it results in higher earnings exposure to falling rates because short-term U.S. interest rates can now fall further than they could previously. Structural earnings benefit to rising interest rates primarily reflects the benefit of widening deposit spreads as interest rates rise.

BMO’s market risk management practices and key measures are outlined on pages 100 to 104 of BMO’s 2015 Annual Report.

Total Trading Value at Risk (VaR) Summary (1)	Table 19

	For the quarter ended January 31, 2016				As at October 31, 2015	As at January 31, 2015
(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end
Commodity VaR	(0.5)	(0.5)	(0.6)	(0.4)	(0.4)	(0.5)
Equity VaR	(5.9)	(6.0)	(7.6)	(4.6)	(6.9)	(12.0)
Foreign exchange VaR	(0.7)	(1.0)	(3.3)	(0.3)	(2.6)	(1.0)
Interest rate VaR	(8.8)	(9.9)	(13.7)	(7.6)	(10.5)	(5.6)
Credit VaR	(4.0)	(3.0)	(5.0)	(2.2)	(2.7)	(6.8)
Diversification	8.4	8.5	nm	nm	9.8	11.3
Total Trading VaR	(11.5)	(11.9)	(16.1)	(9.6)	(13.3)	(14.6)

(1)	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.

  nm - not meaningful

Total Trading Stressed Value at Risk (SVaR) Summary (1) (2)	Table 20

	For the quarter ended January 31, 2016				As at October 31, 2015	As at January 31, 2015
(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end
Commodity SVaR	(1.0)	(0.9)	(1.2)	(0.6)	(0.7)	(1.0)
Equity SVaR	(10.4)	(11.4)	(15.9)	(9.2)	(17.6)	(14.5)
Foreign exchange SVaR	(1.4)	(1.6)	(4.7)	(0.5)	(2.2)	(1.6)
Interest rate SVaR	(12.7)	(13.4)	(16.3)	(11.2)	(10.4)	(7.9)
Credit SVaR	(9.0)	(6.7)	(10.1)	(4.9)	(5.2)	(20.3)
Diversification	17.1	16.3	nm	nm	15.0	20.2
Total Trading SVaR	(17.4)	(17.7)	(23.8)	(14.4)	(21.1)	(25.1)

(1)	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.
(2)	Stressed VaR is produced weekly.

  nm - not meaningful

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates (1) (2) (3) (4) (5)	Table 21

	Economic value sensitivity (Pre-tax)			Earnings sensitivity over the next 12 months (Pre-tax)
(Canadian $ equivalent in millions)	January 31, 2016	October 31, 2015	January 31, 2015	January 31, 2016	October 31, 2015	January 31, 2015
100 basis point increase	(395.8)	(647.6)	(545.9)	197.3	220.7	179.7
100 basis point decrease	(227.9)	107.3	(61.5)	(196.6)	(95.3)	(60.2)

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

(1)	We restated our structural earnings sensitivities to be pre-tax and positions as at October 31, 2015, and January 31, 2015, have been restated for comparative purposes.
(2)

Earnings and value sensitivities to falling interest rates assume Canadian and U.S. central banks do not decrease overnight interest rates below nil. The scenarios with decreasing interest rates therefore limit the decrease in both Canadian and U.S. short-term interest rates to 50 basis points for shorter terms. (2015-50 basis points for CAD and 25 basis points for U.S.) Longer-term interest rates do not decrease below the assumed level of short-term interest rates.

(3)	Certain non-trading AFS holdings are managed under the bank’s trading risk framework.
(4)	Losses are in brackets and benefits are presented as positive numbers.
(5)	For BMO’s Insurance businesses, a 100 basis point increase in interest rates at January 31, 2016, results in an increase in earnings before tax of $101 million and an increase in economic value before tax of $587 million ($94 million and $511 million, respectively, at October 31, 2015; $109 million and $572 million, respectively, at January 31, 2015). A 100 basis point decrease in interest rates at January 31, 2016, results in a decrease in earnings before tax of $101 million and a decrease in economic value before tax of $710 million ($93 million and $612 million, respectively, at October 31, 2015; $102 million and $623 million, respectively, at January 31, 2015). These impacts are not reflected in the table above.

28 BMO Financial Group First Quarter Report 2016

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

BMO’s liquid assets are primarily held in our trading businesses, as well as in supplemental liquidity pools that are maintained for contingent liquidity risk management purposes. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in Table 22.

In the ordinary course of business, BMO may encumber a portion of cash and securities holdings as collateral in support of trading activities and our participation in clearing and payment systems in Canada and abroad. In addition, BMO may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral for trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less collateral encumbered, totalled $202.0 billion at January 31, 2016, compared with $188.5 billion at October 31, 2015. The increase in unencumbered liquid assets was primarily due to the impact of the stronger U.S. dollar and higher security balances. Net unencumbered liquid assets are primarily held at the parent bank level, at our U.S. legal entity BMO Harris Bank, and in our Canadian and international broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities. We do not consider central bank facilities to be a source of available liquidity when assessing BMO’s liquidity position.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured funding. Table 23 provides a summary of total encumbered and unencumbered assets.

Liquid Assets	Table 22

	As at January 31, 2016					As at October 31, 2015

(Canadian $ in millions)	Carrying value/on balance sheet assets (1)	Other cash & securities received	Total gross assets (2)	Encumbered assets	Net unencumbered assets (3)	Net unencumbered assets (3)
Cash and cash equivalents	38,961	-	38,961	2,034	36,927	38,063
Deposits with other banks	7,433	-	7,433	-	7,433	7,382
Securities and securities borrowed or purchased under resale agreements
Sovereigns / Central banks / Multilateral development banks	124,390	18,417	142,807	85,655	57,152	48,573
Mortgage-backed securities and collateralized mortgage obligations	19,860	1,063	20,923	3,663	17,260	18,356
Corporate debt	19,798	6,547	26,345	1,474	24,871	22,444
Corporate equity	58,056	19,593	77,649	39,217	38,432	35,400
Total securities and securities borrowed or purchased under resale agreements	222,104	45,620	267,724	130,009	137,715	124,773
NHA mortgage-backed securities (reported as loans at amortized cost) (4)	22,859	-	22,859	2,946	19,913	18,245
Total liquid assets	291,357	45,620	336,977	134,989	201,988	188,463
Other eligible assets at central banks (not included above) (5)	111,453	-	111,453	738	110,715	109,939
Undrawn credit lines granted by central banks	-	-	-	-	-	-
Total liquid assets and other sources	402,810	45,620	448,430	135,727	312,703	298,402

(1)   The carrying values outlined in this table are consistent with the carrying values in BMO’s balance sheet as at January 31, 2016.

(2)   Gross assets include on-balance sheet and off-balance sheet assets.

(3)   Net unencumbered liquid assets are defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less encumbered assets.

(4)   Under IFRS, NHA mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s liquidity and funding management framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

(5)   Represents loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and Federal Home Loan Bank (FHLB) advances.

BMO Financial Group First Quarter Report 2016 29

Asset Encumbrance (Canadian $ in millions)	Table 23

		Encumbered (2)		Net unencumbered
As at January 31, 2016	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	46,394	-	2,034	402	43,958
Securities (5)	290,583	105,818	27,137	8,364	149,264
Loans	322,139	44,083	738	166,603	110,715
Other assets
Derivative instruments	49,233	-	-	49,233	-
Customers’ liability under acceptances	11,345	-	-	11,345	-
Premises and equipment	2,339	-	-	2,339	-
Goodwill	6,787	-	-	6,787	-
Intangible assets	2,306	-	-	2,306	-
Current tax assets	735	-	-	735	-
Deferred tax assets	3,360	-	-	3,360	-
Other assets	9,692	-	-	9,692	-
Total other assets	85,797	-	-	85,797	-
Total assets	744,913	149,901	29,909	261,166	303,937
		Encumbered (2)		Net unencumbered
As at October 31, 2015	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	47,677	-	2,232	397	45,048
Securities (5)	261,968	94,367	24,583	8,302	134,716
Loans	300,883	43,928	1,594	145,422	109,939
Other assets
Derivative instruments	38,238	-	-	38,238	-
Customers’ liability under acceptances	11,307	-	-	11,307	-
Premises and equipment	2,285	-	-	2,285	-
Goodwill	6,069	-	-	6,069	-
Intangible assets	2,208	-	-	2,208	-
Current tax assets	561	-	-	561	-
Deferred tax assets	3,162	-	-	3,162	-
Other assets	8,673	-	-	8,673	-
Total other assets	72,503	-	-	72,503	-
Total assets	683,031	138,295	28,409	226,624	289,703

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

(1)   Gross assets include on-balance sheet and off-balance sheet assets.

(2)   Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities received that is pledged through repurchase agreements, securities lent, derivative contracts, minimum required deposits at central banks and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets which are restricted from use for legal or other reasons, such as restricted cash and short sales.

(3)   Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include cash and securities of $8.8 billion as at January 31, 2016, which include securities held in BMO’s insurance subsidiary and credit protection vehicle, significant equity investments, and certain investments held in our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.

(4)   Loans included as available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and FHLB advances.

(5)   Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

BMO’s Liquidity Coverage Ratio (LCR) is summarized in Table 24. The average month-end LCR for the quarter ended January 31, 2016, of 127% is calculated as the ratio of the stock of High-Quality Liquid Assets (HQLA) to total net stressed cash outflows over the next 30 calendar days. The average LCR ratio is down from 130% from last quarter mainly due to the acquisition of the BMO TF business. While banks are required to maintain an LCR greater than 100% in normal conditions, banks are also expected to be able to utilize their HQLA in a period of stress, which may result in an LCR below 100% during that period. BMO’s HQLA are primarily comprised of cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements offset by permitted inflows from loans, securities lending activities and other non-HQLA debt maturing over a 30-day horizon. OSFI prescribed weights are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of the bank’s liquid assets or the funding alternatives that may be pursued in a period of stress. BMO’s total liquid assets are shown in Table 22.

Additional information on Liquidity and Funding Risk Governance can be found starting on page 105 of BMO’s 2015 Annual Report.

30 BMO Financial Group First Quarter Report 2016

Liquidity Coverage Ratio (Canadian $ in billions)	Table 24

For the quarter ended January 31, 2016	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)
High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	135.8
Cash Outflows
Retail deposits and deposits from small business customers, of which:	148.4	8.6
Stable deposits	89.3	2.7
Less stable deposits	59.1	5.9
Unsecured wholesale funding, of which:	146.6	85.4
Operational deposits (all counterparties) and deposits in networks of cooperative banks	58.6	14.5
Non-operational deposits (all counterparties)	52.3	35.2
Unsecured debt	35.7	35.7
Secured wholesale funding	*	8.5
Additional requirements, of which:	126.3	26.4
Outflows related to derivatives exposures and other collateral requirements	18.3	6.6
Outflows related to loss of funding on debt products	3.6	3.6
Credit and liquidity facilities	104.4	16.2
Other contractual funding obligations	0.7	-
Other contingent funding obligations	304.7	5.7
Total cash outflows	*	134.6
Cash Inflows
Secured lending (e.g. reverse repos)	105.5	12.9
Inflows from fully performing exposures	10.0	7.2
Other cash inflows	7.2	7.2
Total cash inflows	122.7	27.3

		Total adjusted value (4)
Total HQLA		135.8
Total net cash outflows		107.3
Liquidity Coverage Ratio (%)		127

For the quarter ended October 31, 2015		Total adjusted value (4)
Total HQLA		134.6
Total net cash outflows		103.6
Liquidity Coverage Ratio (%)		130

  * Disclosure is not required under the LCR disclosure standard.

  (1)    Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).

  (2)    Average calculated based on month-end values during the quarter.

  (3)    Weighted values are calculated after the application of the weights prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for HQLA and cash inflows and outflows.

  (4)    Adjusted values are calculated based on total weighted values after applicable caps as defined by the LAR Guideline.

Funding Strategy

Our funding philosophy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must be longer term (typically maturing in two to ten years) to better match the term to maturity of these assets. Wholesale secured and unsecured funding for liquid trading assets is generally shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different time periods. Supplemental liquidity pools are funded with a mix of wholesale term funding.

BMO maintains a large and stable base of customer deposits that, in combination with our strong capital base, is a source of strength. It supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. Customer deposits totalled $282.7 billion at January 31, 2016, up from $261.9 billion at October 31, 2015, primarily due to the impact of the stronger U.S. dollar and deposit growth. BMO also receives deposits to facilitate certain trading activities, receives non-marketable deposits from corporate and institutional customers and issues structured notes primarily to retail investors. These deposits and notes totalled $48.1 billion as at January 31, 2016.

Total wholesale funding outstanding, largely consisting of negotiable marketable securities, was $171.4 billion at January 31, 2016, with $43.4 billion sourced as secured funding and $128.0 billion sourced as unsecured funding. Wholesale funding outstanding increased from $159.5 billion at October 31, 2015, primarily due to the impact of the stronger U.S. dollar. The mix and maturities of BMO’s wholesale term funding are outlined in Table 25. Additional information on deposit maturities can be found in Note 15 of the unaudited interim consolidated financial statements. BMO maintains a sizeable portfolio of unencumbered liquid assets, totalling $202.0 billion as at January 31, 2016, that can be monetized to meet potential funding requirements, as described on page 29.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian

BMO Financial Group First Quarter Report 2016 31

and U.S. Medium-Term Note Programs, Canadian and U.S. mortgage securitizations, Canadian credit card securitizations, covered bonds and Canadian and U.S. senior (unsecured) deposits.

BMO’s wholesale funding plan ensures sufficient funding capacity is available to execute business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning process, and assesses funding needs against available potential funding sources. The funding plan is reviewed annually by the Risk Review Committee and is regularly updated during the year to incorporate actual results and updated forecast information.

Wholesale Funding Maturities (Canadian $ in millions) (1)	Table 25

As at January 31, 2016	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total

Deposits from banks	5,114	204	948	1,566	7,832	1,685	-	9,517
Certificates of deposit and commercial paper	10,447	25,519	18,573	7,568	62,107	1,530	-	63,637
Bearer deposit notes	168	733	1,518	1,090	3,509	-	-	3,509
Asset-backed commercial paper (ABCP)	1,507	2,178	1,737	140	5,562	-	-	5,562
Senior unsecured medium-term notes	-	1,180	5,651	6,791	13,622	9,376	18,801	41,799
Senior unsecured structured notes (2)	10	11	46	533	600	130	2,188	2,918
Covered bonds and securitizations
Mortgage securitizations	-	-	983	1,023	2,006	2,667	12,011	16,684
Covered bonds	-	-	-	2,801	2,801	649	10,067	13,517
Credit card securitizations	437	-	1,588	1,058	3,083	119	1,059	4,261
Subordinated debt (3)	-	-	-	519	519	100	6,050	6,669
Other (4)	-	-	-	-	-	2,801	525	3,326

Total	17,683	29,825	31,044	23,089	101,641	19,057	50,701	171,399

Of which:
Secured	1,944	2,178	4,308	5,022	13,452	6,236	23,662	43,350
Unsecured	15,739	27,647	26,736	18,067	88,189	12,821	27,039	128,049

Total (5)	17,683	29,825	31,044	23,089	101,641	19,057	50,701	171,399

(1)	Wholesale unsecured funding refers to funding through the issuance of marketable, negotiable instruments. Wholesale funding excludes repo transactions and bankers’ acceptances, which are disclosed in the contractual maturity table in Note 15 of the unaudited interim consolidated financial statements, and excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(2)	Primarily issued to institutional investors.
(3)	Includes certain subordinated debt instruments reported as deposits or other liabilities for accounting purposes. Subordinated debt is reported in this table in accordance with recommended Enhanced Disclosure Task Force disclosures.
(4)	Refers to Federal Home Loan Banks advances.
(5)	Total wholesale funding consists of Canadian-dollar-denominated funding of $50.6 billion and U.S.-dollar and other foreign-denominated funding of $120.8 billion as at January 31, 2016.

Credit Rating

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access capital markets at competitive pricing levels. Should our credit ratings experience a material downgrade, our costs of funding would likely increase significantly and our access to funding and capital through capital markets could be limited. A material downgrade of our ratings could have additional consequences, including those set out in Note 8 on page 156 of BMO’s 2015 Annual Report.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues. The ratings as at January 31, 2016, were as follows: DBRS (AA); Fitch (AA-); Moody’s (Aa3); and Standard & Poor’s (A+). During the quarter, Standard & Poor’s (S&P) revised their outlook on the ratings of BMO and other Canadian banks from negative to stable. The revision was based on their expectation that the federal government’s proposed bail-in regime for unsecured debt will likely only take effect outside of S&P’s two year outlook horizon. Fitch also has a stable outlook while Moody’s and DBRS continue to have a negative outlook due to the proposed bail-in regime.

We are required to deliver collateral to certain counterparties in the event of a downgrade to our current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations, and collateral threshold arrangements, as applicable. As at January 31, 2016, the bank would be required to provide additional collateral to counterparties totalling $137 million, $454 million and $724 million under a one-notch, two-notch and three-notch downgrade, respectively.

Insurance Risk

There were no significant changes in the risk management practices or risk levels of our insurance business during the quarter. BMO’s insurance risk management practices are outlined on page 114 of BMO’s 2015 Annual Report.

Information and Cyber Security Risk

There were no significant changes in our information and cyber security risk management practices during the quarter from those described in the Cyber Security Risk section on page 87 and in the Operational Risk section on page 111 of BMO’s 2015 Annual Report.

32 BMO Financial Group First Quarter Report 2016

Select Geographic Exposures

Select geographic exposures were disclosed and discussed on pages 98 and 99 of BMO’s 2015 Annual Report. Our exposure to European countries, as at January 31, 2016, is set out in the tables that follow. Our net portfolio exposures are summarized in Tables 26 and 27 for funded lending, securities (inclusive of credit default swaps (CDS) activity), repo-style transactions and derivatives. Our exposures have increased, primarily related to the United Kingdom and Germany, compared with October 31, 2015.

European Exposure by Country and Counterparty (1) (Canadian $ in millions)	Table 26

As at January 31, 2016
	Funded lending (2)	Securities (3)(4)				Repo-style transactions and derivatives (5)(6)
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Total Net Exposure
GIIPS

Greece	-	-	-	-	-	-	-	-	-	-

Ireland (7)	18	-	-	-	-	8	3	-	11	29

Italy	1	-	-	-	-	1	-	-	1	2

Portugal	-	-	-	-	-	-	-	-	-	-

Spain	71	-	-	-	-	6	-	-	6	77
Total – GIIPS	90	-	-	-	-	15	3	-	18	108
Eurozone (excluding GIIPS)

Germany	74	72	3	1,513	1,588	44	3	1	48	1,710

Netherlands	317	541	18	140	699	30	4	-	34	1,050

Other (8)	348	4	-	423	427	28	10	6	44	819
Total – Eurozone (excluding GIIPS)	739	617	21	2,076	2,714	102	17	7	126	3,579
Rest of Europe

Denmark	4	293	-	317	610	-	-	-	-	614

Norway	25	960	-	-	960	-	-	-	-	985

Sweden	13	91	-	258	349	28	-	-	28	390

United Kingdom	497	93	51	508	652	1,200	123	-	1,323	2,472

Other (8)	231	82	-	-	82	13	6	-	19	332
Total – Rest of Europe	770	1,519	51	1,083	2,653	1,241	129	-	1,370	4,793
Total – All of Europe (9)	1,599	2,136	72	3,159	5,367	1,358	149	7	1,514	8,480

As at October 31, 2015
	Funded lending (2)	Securities (3)				Repo-style transactions and derivatives (5)(6)
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Total Net Exposure
Total – GIIPS	73	-	-	-	-	8	24	-	32	105
Total – Eurozone (excluding GIIPS)	640	535	14	1,801	2,350	93	36	8	137	3,127
Total – Rest of Europe	523	1,217	49	946	2,212	736	16	1	753	3,488
Total – All of Europe (9)	1,236	1,752	63	2,747	4,562	837	76	9	922	6,720

  Refer to footnotes in Table 27.

BMO Financial Group First Quarter Report 2016 33

European Lending Exposure by Country and Counterparty (1) (Canadian $ in millions)	Table 27

	Lending (2)

	Funded lending As at January 31, 2016			As at January 31, 2016		As at October 31, 2015

Country	Bank	Corporate	Sovereign	Commitments	Funded	Commitments	Funded

GIIPS

Greece	-	-	-	-	-	-	-

Ireland (7)	-	18	-	28	18	27	8

Italy	1	-	-	1	1	2	2

Portugal	-	-	-	-	-	-	-

Spain	60	11	-	77	71	75	63

Total – GIIPS	61	29	-	106	90	104	73

Eurozone (excluding GIIPS)

Germany	10	63	1	82	74	79	72

Netherlands	29	288	-	422	317	346	245

Other (8)	189	159	-	561	348	623	323

Total – Eurozone (excluding GIIPS)	228	510	1	1,065	739	1,048	640

Rest of Europe

Denmark	4	-	-	4	4	6	6

Norway	25	-	-	25	25	26	26

Sweden	8	5	-	160	13	150	13

United Kingdom	38	459	-	933	497	459	387

Other (8)	24	207	-	349	231	137	91

Total – Rest of Europe	99	671	-	1,471	770	778	523

Total – All of Europe (9)	388	1,210	1	2,642	1,599	1,930	1,236

(1)   BMO has the following indirect exposures to Europe as at January 31, 2016:

        – Collateral of €975 million to support trading activity in securities (€32 million from GIIPS) and €137 million of cash collateral held.

        – Guarantees of $1.5 billion ($26 million to GIIPS).

(2)   Funded lending includes loans (primarily trade finance).

(3)   Securities include cash products, insurance investments and traded credit.

(4)   BMO’s total net notional CDS exposure (embedded as part of the securities exposure in this table) to Europe was $192 million, with no net single-name* CDS exposure to GIIPS countries as at January 31, 2016 (*includes a net position of $156 million (bought protection) on a CDS Index, of which 20% is comprised of GIIPS domiciled entities).

(5)   Repo-style transactions are primarily with bank counterparties for which BMO holds collateral ($13 billion for Europe as at January 31, 2016).

(6)   Derivatives amounts are marked-to-market, incorporating transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

(7)   Does not include Irish subsidiary reserves we are required to maintain with the Irish Central Bank of $86 million as at January 31, 2016.

(8)   Includes countries with less than $300 million net exposure, with $24 million exposure to the Russian Federation as at January 31, 2016.

(9)   Of our total net direct exposure to Europe, approximately 95% was to counterparties in countries with a rating of Aaa/AAA from at least one of Moody’s and S&P.

Caution

This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

34 BMO Financial Group First Quarter Report 2016

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2015 Annual Report, this quarterly news release, presentation materials and supplementary financial information package online.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, February 23, 2016, at 2:00 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, May 24, 2016, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 5740558.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Valerie Doucet, Montreal, valerie.doucet@bmo.com, 514-877-8224

Investor Relations Contacts

Lisa Hofstatter, Managing Director, Investor Relations, lisa.hofstatter@bmo.com, 416-867-7019

Christine Viau, Director, Investor Relations, christine.viau@bmo.com, 416-867-6956

Corporate Secretary

Barbara Muir, Corporate Secretary, corp.secretary@bmo.com, 416-867-6423

  Shareholder Dividend Reinvestment and Share Purchase

  Plan (the Plan)

  Average market price as defined under the Plan

  November 2015: $76.68

  December 2015: $78.75

  January 2016: $72.57

  For dividend information, change in shareholder address

  or to advise of duplicate mailings, please contact

  Computershare Trust Company of Canada

  100 University Avenue, 9th Floor

  Toronto, Ontario M5J 2Y1

  Telephone: 1-800-340-5021 (Canada and the United States)

  Telephone: (514) 982-7800 (international)

  Fax: 1-888-453-0330 (Canada and the United States)

  Fax: (416) 263-9394 (international)

  E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this report, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results online, please visit our website at www.bmo.com. To review regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2015 annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2015 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

® Registered trademark of Bank of Montreal

Annual Meeting 2016
The next Annual Meeting of Shareholders will be held on
Tuesday, April 5, 2016, in Toronto, Ontario.

56 BMO Financial Group First Quarter Report 2016